WINDELS MARX LANE & MITTEND(
156 WEST 56TH STREET
NEW YORK, N.Y. 10019
TEL: (212) 237-1000
FAX: (212) 262-1215

NEW BRUNSWICK, NJ
PRINCETON, NJ
STAMFORD, CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

September 11, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – BHP Billiton Announces Final Price and Allocation Policy for the BHP Steel Share Offer – dated 13 July 2002.

Press Release – BHP Billiton Plc – BHP Billiton Announces Appraisal Well Drilling Results in Gulf of Mexico – dated 18 July 2002.

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 19 July 2002.

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 22 July 2002.

Press Release – BHP Billiton Plc – Demerger of BHP Steel – Bonus Issue of BHP Billiton Plc shares – dated 22 July 2002.

Press Release – BHP Billiton Plc – Demerger of BHP Steel – Listing of New BHP Billiton Plc shares – dated 22 July 2002.

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 22 July 2002.

dlw 9/13

Press Release – BHP Billiton Plc – BHP Billiton Production Report for the Quarter ended 30 June 2002 – dated 26 July 2002.

Press Release – BHP Billiton Plc – BHP Billiton Quarterly Report on Exploration and Development Activities – dated 26 July 2002

Press Release – BHP Billiton Plc – Demerger of BHP Steel – Listing of New BHP Billiton Plc shares – dated 29 July 2002

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 29 July 2002

Press Release – BHP Billiton Plc – BHP Billiton Appoints David Munro as Vice President Strategy and Business Development – dated 5 August 2002

Press Release – BHP Billiton Plc – BHP Billiton Creates New Customer Sector Group – dated 7 August 2002

Press Release – BHP Billiton Plc – Preliminary Final Statement for 12 Months to 30 June 2002 – dated 7 August 2002

Press Release – BHP Billiton Plc – BHP Billiton Announces China Liquefied Natural Gas Deal – dated 8 August 2002

Press Release – BHP Billiton Plc – BHP Billiton confirms China Liquefied Natural Gas Deal – dated 9 August 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 12 August 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – 13 August 2002

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 13 August 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 13 August 2002

Press Release – BHP Billiton Plc – BHP Billiton Issues Revised Aluminium Customer Sector Group Supplementary Information – dated 14 August 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 15 August 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 16 August 2002

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 19 August 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 22 August 2002

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/ct
Enclosures

bhpbilliton

Date 13th July 2002

To: ASX

"In accordance with ASX Listing Rule 15.7, I advise that the following announcement is to be released immediately to overseas stock exchanges on which BHP Billiton Limited and BHP Billiton Plc are listed."

Karen Wood

Company Secretary

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 13 July 2002

Number 39/02

BHP BILLITON ANNOUNCES FINAL PRICE AND ALLOCATION POLICY FOR THE BHP STEEL SHARE OFFER

The BHP Steel Share Offer closed at 5.00pm Friday 12 July 2002. BHP Billiton Limited determined a Final Price for the Retail Offer and Institutional Offer of $2.80 per Share following consultation with the Joint Global Coordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

All successful Applicants under the Offer to BHP Billiton Limited Shareholders have been allocated Shares as follows:

- applications up to and including $5,000 will receive 100% of the amount applied for; and
- applications in excess of $5,000 will receive $5,000 worth of BHP Steel shares plus 30% of the amount applied for in excess of $5,000.

Applicants under the General Public Offer will not receive any allocation.

Applicants who have accepted an allocation of Shares under the Broker Firm Offer have been satisfied in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

Successful Applicants under the Institutional Offer will be advised of their allocations directly by the Joint Global Coordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Selling Shareholders (which includes BHP Billiton Limited, Ineligible Overseas Shareholders, Shareholders who elected to sell utilising a Sell Form and Institutional Selling Shareholders) elected to sell approximately 130 million BHP Steel Shares, representing approximately 16% of BHP Steel's issued capital, through the Sale Facility. Those Selling Shareholders who offered BHP Steel Shares for sale under the Sale Facility have had their offer satisfied in full.

Holding statements, refund cheques and sale proceeds will be dispatched on Wednesday 24 July 2002.

Trading in BHP Steel Shares is expected to commence on a conditional and deferred settlement basis at 11.30am on Monday 15 July 2002 under the ASX code BSL. Normal trading is expected to commence on Thursday 25 July 2002.

Applicants requiring any further information relating to the BHP Steel Share Offer, should contact the BHP Steel Share Information Centre on 1300 855 998.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 18 July 2002

Number 40/02

BHP BILLITON ANNOUNCES
APPRAISAL WELL DRILLING RESULTS IN GULF OF MEXICO

BHP Billiton announced today the results from its Neptune-3 appraisal well in the Gulf of Mexico.

The well was drilled to a measured depth of 18,643 feet and has been temporarily abandoned. The well encountered 450 gross feet of hydrocarbon column, with approximately 130 feet of net oil pay in a similar Miocene age reservoir as seen in Neptune-1 & 2. An additional 20 feet of net oil pay was also encountered in a younger Miocene age reservoir.

After integration of final fluid sample analysis, petrophysical interpretation and new seismic data, the partnership will select a subsequent location for appraisal drilling and expect to commence further operations within six months. Pending further appraisal results, development options under consideration are a tieback to a future production hub in the area or a stand-alone production facility.

BHP Billiton Petroleum's President Deepwater Discovery and Appraisal, Steve Bell, said today: "This is a positive outcome. We knew we had oil in the reservoir but previous results suggested that the flow characteristics of the fluids from Neptune-2 were poor and inadequate to sustain a commercial development. However with this well result we have not only confirmed the oil column but also demonstrated that the hydrocarbons have significantly better flow properties, offering the potential for development - but we will need to evaluate all the data and carry out further appraisal activity in order to fully assess the commercial potential of the accumulation."

Neptune-3 was spud on June 8 2002, using the BHP Billiton-operated drillship *CR Luigs* in Atwater Valley Block 617 in a water depth of 6,140 feet. BHP Billiton is the designated operator of the five-block unit with a 50-percent working interest. The other participants are Marathon Oil Company and Woodside Petroleum Ltd., which hold 30-percent and 20-percent working interests, respectively.

In 1995, BHP Billiton farmed into the Neptune prospect, which was previously operated by BP, and drilled the discovery well, Neptune-1. A subsequent appraisal well, Neptune-2, was drilled in 1998 and abandoned after recovering hydrocarbon samples.

The Neptune discovery is located in the Atwater Foldbelt region of the Gulf of Mexico. This area includes the Mad Dog and Atlantis fields, where earlier this year BHP Billiton approved funding of up to US$690 million for development projects on those two fields.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

02 SEP 13 AM 9:49

bhpbilliton

Date 19th July 2002

"For the information of the local market, please find following two notifications of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Bernadette Wheatley - Secreteriat

Tel: +44 020 7747 3876

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE LIST		
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 1.12%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class
9.	Class of security ORDINARY US$0.50			10.	Date of transaction 12 JULY 2002	11.	Date company informed 18 JULY 2002
12.	Total holding following this notification **118,970,281**			13.	Total percentage holding of issued class following this notification **5.13%**		
14.	Any additional information			15.	Name of contact and telephone number for queries BERNADETTE WHEATLEY 020 7747 3876		
16.	Name and signature of authorised company official responsible for making this notification **BERNADETTE WHEATLEY**						
Date of notification 18 JULY 2002							

As of 12 July 2002		
BHP Billiton plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	118,970,281	5.13%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	38,997,504.00	1.68%
• Capital International Limited	24,553,149.00	1.06%
• Capital International S.A.	17,069,072.00	0.74%
• Capital International, Inc.	10,760,488.00	0.46%
• Capital Research and Management Company	27,590,068.00	1.19%

Schedule A

Registered Holders - see Schedule B

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,457,100
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,373,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,752,388
BT Globenet Nominees Ltd 1 Appold Street Broadgate London EC2A 2HE	580,300
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	7,312,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,404,116
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,046,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	396,600

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,370,000
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	39,900
MSS Nominee Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	31,800
State Street Bank & Trust Co.	66,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	37,300
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	35,300
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,094,100
TOTAL	**38,997,504**

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	450,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,063,751
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,623,956
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	55,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,840,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	467,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	457,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	374,200

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,770,728
State Street Bank & Trust Co.	1,520,414
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	50,000
Citibank NA Toronto	225,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	790,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,444,200
Mellon Bank N.A. London Branch London United Kingdom	527,900
Northern Trust AVFC South Africa	107,900
Mellon Nominees (UK) Ltd 150 Buchanan Street Glasgow G1 2DY United Kingdom	412,000
Bank One London	906,200
Clydesdale Bank plc	464,100
TOTAL	**24,553,149**

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital International S.A.

Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	583,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,210,272
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	24,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	707,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,568,100
Citibank London 11 Old Jewry London EC2R 8D8 UK	114,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	80,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	113,400
Morgan Stanley	124,600

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,392,200
State Street Bank & Trust Co.	132,000
National Westminster Bank	373,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	21,200
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	209,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,000
Citibank NA Toronto	69,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	928,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	411,000
TOTAL	**17,069,072**

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital International, Inc.

Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,984,143
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	642,715
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,847,412
Midland Bank Plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	369,100
Deutsche Bank Mannheim	43,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	31,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	17,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	772,300

Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	225,200
State Street Bank & Trust Co.	424,900
Citibank	73,900
RBSTB Nominees Ltd 67 Lombard St London EC3 3DL United Kingdom	115,100
New Account Nominee Information Not Available	25,100
Citibank NA Toronto	112,871
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	40,000
Chase Manhatten Nominee Ltd Australia	36,147
TOTAL	**10,760,488**

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,743,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	24,846,368
TOTAL	**27,590,068**

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE LIST		
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 1.11%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class
9.	Class of security ORDINARY US$0.50			10.	Date of transaction 12 JULY 2002	11.	Date company informed (2ND NOTIFICATION RECEIVED) 18 JULY 2002
12.	Total holding following this notification **144,761,281**			13.	Total percentage holding of issued class following this notification **6.24%**		
14.	Any additional information			15.	Name of contact and telephone number for queries BERNADETTE WHEATLEY 020 7747 3876		
16.	Name and signature of authorised company official responsible for making this notification **BERNADETTE WHEATLEY**						
Date of notification 18 JULY 2002							

As of 12 July 2002		
BHP Billiton plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**144,761,281**	**6.24%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	68,536,604.00	2.96%
• Capital International Limited	20,794,049.00	0.90%
• Capital International S.A.	17,080,072.00	0.74%
• Capital International, Inc.	10,760,488.00	0.46%
• Capital Research and Management Company	27,590,068.00	1.19%

Schedule A

(Names of registered holders - see Schedule B)

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital Guardian Trust Company

Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	10,212,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,978,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	27,891,488
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	711,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,196,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,851,116
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,727,300
Citibank London 11 Old Jewry London EC2R 8D8 UK	960,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,430,600
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	53,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys LondonEC3N 4DA	79,300
State Street Bank & Trust Co.	100,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	47,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	62,200
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,234,800
TOTAL	**68,536,604**

Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	450,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,718,751
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,491,756
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	55,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,939,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	467,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	457,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	243,300

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,202,428
State Street Bank & Trust Co.	1,440,314
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	50,000
Citibank NA Toronto	225,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	563,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,118,100
Mellon Bank N.A. London Branch London United Kingdom	527,900
Northern Trust AVFC South Africa	107,900
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	412,000
Bank One London	857,900
Clydesdale Bank plc	464,100
TOTAL	**20,794,049**

(Schedule B page 5 of 9)

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital International S.A.

Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	583,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,210,272
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	24,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	707,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,568,100
Citibank London 11 Old Jewry London EC2R 8D8 UK	114,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	80,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	113,400
Morgan Stanley	124,600

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,392,200
State Street Bank & Trust Co.	132,000
National Westminster Bank	373,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	32,200
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	209,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,000
Citibank NA Toronto	69,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	928,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	411,000
TOTAL	**17,080,072**

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital International, Inc.

Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,984,143
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	642,715
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,847,412
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	369,100
Deutsche Bank Mannheim	43,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	31,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	17,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	772,300

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	225,200
State Street Bank & Trust Co.	424,900
Citibank	73,900
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	115,100
Citibank NA Toronto	137,971
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	40,000
Chase Manhattan Nominee Ltd. Australia	36,147
TOTAL	**10,760,488**

Schedule of holdings in BHP Billiton plc

As of 12 July 2002

Capital Research and Management Company

Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,743,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	24,846,368
TOTAL	**27,590,068**

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 22 July 2002

For Release: 7.00 a.m., 22 July 2002

Contact: Bernadette Wheatley 020 7747 3896

Notification of interests of directors

BHP Billiton Plc announces that on 22 July 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, received a bonus issue of shares of 42,396 ordinary shares of US$0.50 in BHP Billiton Plc. This was calculated on the basis of a bonus issue to registered shareholders on the UK register on 19 July 2002 of 1 new share for every 15.5648 shares held. The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Following the bonus issue of shares, Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 702,278 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 22 July 2002

Number 41/02

DEMERGER OF BHP STEEL - BONUS ISSUE OF BHP BILLITON PLC SHARES

BHP Billiton today announces that holders of ordinary shares in BHP Billiton Plc will receive a bonus issue of 1 new BHP Billiton Plc share for each 15.5648 BHP Billiton Plc shares held. Fractional entitlements will be rounded up (to the nearest whole new BHP Billiton Plc share) if the fractional entitlement would represent half or more than half of a BHP Billiton Plc share, or otherwise rounded down. The shares will be issued on 22 July 2002 to holders of BHP Billiton Plc shares on the register as at Friday, 19 July 2002 (except for shareholders registered in the South African section of the register, where the bonus shares will be issued on 29 July 2002 to holders on the register as at Friday, 26 July 2002).

As previously advised, this bonus issue in favour of BHP Billiton Plc shareholders is being made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. The size of the bonus issue has been determined using the formula set out in the documents sent to shareholders in May 2002, and will result in the issue of approximately 148,999,530 new BHP Billiton Plc shares (subject to rounding of fractional entitlements).

For further information, please contact:

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: + 61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 22 July 2002

Number 42/02

DEMERGER OF BHP STEEL - LISTING OF NEW BHP BILLITON PLC SHARES

Following the demerger of BHP Steel and the consequent issue of bonus shares to shareholders of BHP Billiton Plc, BHP Billiton confirms that 113,799,025 new ordinary shares of US$0.50 each in BHP Billiton Plc have today been issued to holders of BHP Billiton Plc shares registered on the UK section of the register.

The new shares will rank pari passu in all respects with existing ordinary BHP Billiton Plc shares. A total of 2,432,946,910 ordinary shares are now in issue.

A further issue of approximately 35,200,505 shares will be made on 29 July 2002 to BHP Billiton Plc shareholders registered on the South African section of the register. An announcement of the exact number of shares issued will be made at that date.

For further information, please contact:

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: + 61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

02 SEP 13 AM 9:50

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

22 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr D C Brink
Date of last notice	4 January 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is James Capel C I Nominees Limited as trustee of a trust of which Mr Brink is a potential beneficiary
Date of change	22 July 2002
No. of securities held prior to change	11,000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	707*
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	11,707*
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register)
Any additional information	The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. Mr Brink also has an indirect interest in 26 000 shares of BHP Billiton Plc held in the name of J R Nominees Pty Ltd as trustee of a trust of which Mr Brink is a potential beneficiary. These are held on the South African register. Shares held on this register become entitled to the bonus issue on 26 July 2002. * The number of securities acquired and the number of securities held after the change may be the subject of adjustment by 1 share after rounding.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

22 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr B P Gilbertson
Date of last notice	18 February 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect - (a) and (b)
Nature of indirect interest (including registered holder)	(a) Vidacos Nominees Limited is the registered holder as trustee of a family trust of which Mr Gilbertson is a potential beneficiary (b) Billiton ESOP Trustee Limited a/c GILB is the registered holder as trustee of the Billiton Employee Share Ownership Trust on trust for Mr Gilbertson
Date of change	22 July 2002
No. of securities held prior to change	(a) 269 091 (b) 244 167
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	(a) 17,288 (b) 15,687
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	(a) 286,379 (b) 259,854
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register)

Part 1 – Change of director's relevant interests in securities (cont'd)

Any additional information	The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. Mr Gilbertson is the registered holder of 389 994 shares in BHP Billiton Plc. These are held on the South African register. Shares on this register became entitled to the bonus issue on 26 July 2002. Mr Gilbertson as an Executive Director also has a notifiable interest under United Kingdom legislation in 702,278 shares in BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited. * The number of securities acquired and the number of securities held after the change may be the subject of adjustment by 1 share after rounding.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	8 November 2001
Period during which or date on which exercisable	• Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme (RSS) - 3 year from date of grant dependent upon company performance with the potential of three performance periods, ie years 3, 4 and 5 • Shares under the BHP Billiton Plc Co-Investment Plan (CIP) - subject to performance conditions, 80% of the committed shares are exercisable 2 years from the date of grant and 125% of the committed and matching shares are exercisable 4 years from the date of grant
Total amount paid (if any) for the grant	• Restricted Share Awards under the RSS - Nil • Shares under CIP - £3.0375 for each committed share - Nil for each matching share
Description of securities involved: class; number	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	292,577 RSS 24,925 CIP committed shares 76,020 CIP matching shares 393,522 Total
Any additional information	Mr Gilbertson previously held 274 914 Restricted Share Awards under the RSS and 23 420 committed shares and 71 431 matching shares in BHP Billiton Plc under the CIP. His holdings have increased following the bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

22 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr C A J Herkströter
Date of last notice	4 January 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is HSBC Global Custody Nominee (UK) Limited for F Van Lanschot Bankiers on trust for Mr Herkströter and his spouse jointly.
Date of change	22 July 2002
No. of securities held prior to change	10,000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	642*
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	10,642*
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register)
Any additional information	The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. * The number of securities shown as acquired and as held after the change may be subject to adjustment by 1 share after rounding.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

22 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr J B Jackson
Date of last notice	4 January 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	–
Date of change	22 July 2002
No. of securities held prior to change	12,500
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	803
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	13,303
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002
Any additional information	The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

22 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Lord Renwick of Clifton KCMG
Date of last notice	4 January 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	–
Date of change	22 July 2002
No. of securities held prior to change	6000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	385
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	6,385
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for each 15.5648 shares held on 19 July 2002 (United Kingdom register)
Any additional information	The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. Lord Renwick's shareholding in BHP Billiton Limited of 2066 ordinary shares remains unchanged.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 26 July 2002

Number 43/02

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 JUNE 2002

BHP Billiton today released its production report for the quarter ended 30 June, 2002

- **Aluminium** production for the year of 992,000 tonnes was in line with last year. Increased production from Mozal (Mozambique) for the year (up 37 per cent) reflecting full commissioning of that operation, was offset by lower production from the Brazilian smelters mainly due to a government enforced power rationing program in place for the first half of the financial year. Aluminium production in the June 2002 quarter was five per cent higher than both the June 2001 and March 2002 quarters.
- **Alumina** production for the year of 3.9 million tonnes was 34 per cent higher than 2001, reflecting the additional 56 per cent interest in Worsley (Australia) acquired in January 2001 combined with higher production rates achieved through Worsley's capacity creep program. Worsley has achieved consistent operation at or above nameplate capacity of 3.1 million tonnes per annum. Alumina production in the June 2002 quarter was in line with both the June 2001 and March 2002 quarters.
- **Copper** production for the year of 824,300 tonnes was five per cent higher than 2001. Production in the June 2002 quarter was 14 percent above the March 2002 quarter, mainly due to higher production at Escondida reflecting fiscal year end ore inventory clean out and better than anticipated mill performance. This is a short-term aberration in copper output and does not interfere with the commitment to temporarily reduce output at Escondida and Tintaya by 250,000 tonnes over a 14 month period ending in December 2002 due to the deterioration of global copper markets. Reductions at Escondida and Tintaya were offset by the commencement of commercial production at Antamina (Peru) in October 2001. Escondida copper production for calendar 2002 will be slightly less than that achieved in 2001, despite the scheduled start-up of the Phase IV expansion in September 2002.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

- **Iron Ore** production for the year of 67.9 million tonnes (BHP Billiton share) was three per cent higher than 2001. Record West Australian iron ore production of 72.6 million tonnes (100 per cent terms) was seven per cent higher than 2001 due to increased demand for all products and success with marketing Yandi Lump. Samarco (Brazil) iron ore production was 5.6 million tonnes, which was 25 per cent lower than 2001 mainly due to lower market demand for pellets. Total iron ore production in the June 2002 quarter was in line with the June 2001 quarter and four per cent above the March 2002 quarter.
- **Metallurgical Coal** production for the year of 35.5 million tonnes was four per cent lower than 2001. The decrease reflects the impact of the sell-down of BHP Billiton's interest in the CQCA and Gregory joint ventures (Australia) to Mitsubishi. This was partly offset by additional production from the newly integrated Blackwater mine (Australia). Production in the June 2002 quarter was 13 per cent lower than the June 2001 quarter, again largely due to the sell-down in Queensland. Illawarra (Australia) production of 7.1 million tonnes for the year was eight per cent higher than 2001.
- **Boodarie Iron** production re-commenced in one train on 18 July, with the remaining three trains to be brought progressively back on line during the September quarter. No production was recorded at Boodarie Iron in the June 2002 quarter.
- **Nickel** production for the year of 68,900 tonnes was 13 percent higher than 2001, reflecting the continued ramp-up of Cerro Matoso Line 2 (Colombia), which commenced production on 1 January 2001. Production at Yabulu (Australia) was in line with 2001.
- **Energy Coal** production for the year of 82.8 million tonnes was 11 per cent less than 2001. South African production was 55.7 million tonnes, a decrease of nine per cent reflecting the divestment of Matla and Glisa, the scaling down of Rietspruit and a modest reduction in export production in response to reduced market demand. US production was 13.3 million tonnes, a decrease of 11 per cent reflecting reduced production at San Juan Coal Company in response to reduced customer demand. South Africa production in the June 2002 quarter was one per cent higher than the March 2002 quarter due to higher domestic demand (Eskom). During the course of the June quarter, as previously announced, BHP Billiton also closed Rietspruit and Blinkpan.
- **Oil and Condensate** production for the year of 78.5 million barrels was one per cent lower than 2001. Natural field decline at Griffin (Australia) and Bass Strait (Australia) was partially offset by the completion of repairs to Scindian-3 flowline, the Griffin-9 infill program and the success of the West Tuna infill. In addition, the start up of Typhoon (US) in July 2001 added 5.5 million barrels which partly offset lower production volumes as a result of the sale of the Buffalo (Australia) oil field. Oil and condensate production in the June 2002 quarter was seven per cent higher than the June 2001 quarter and in line with the March 2002 quarter.
- **Natural Gas** production for the year of 283.5 billion cubic feet was eight per cent higher than 2001, mainly due to higher volumes from Liverpool Bay (UK) and the commencement of production at Zamzama (Pakistan) in March 2001 and Typhoon (US) in July 2001. Natural gas production was in line with the June 2001 quarter and seven per cent higher than the March 2002 quarter, mainly due to higher production at Bass Strait (Australia) due to seasonal factors.

- **Raw Steel** production for the year of 5.3 million tonnes was two per cent less than 2001, reflecting production down-time associated with industrial action, planned maintenance and the reline of the New Zealand Steel melter. Raw Steel production in the June 2002 quarter was 13 per cent above the March 2002 quarter mainly due to industrial action, operational difficulties and the reline of New Zealand Steel melter occurring in the March quarter. Following the de-merger of BHP Steel from BHP Billiton in July 2002, future production reports will not include production information for raw steel.
- **Ekati™ Diamond** production for the year of 3,650,000 carats was 155 per cent higher than 2001. The increase in production was mainly due to the acquisition of an additional 29 per cent interest in July 2001, higher grade on core production, and higher recoveries of lower quality diamonds. Ekati™ production in the June 2002 quarter was 140 per cent above the June 2001 quarter, reflecting the factors outlined above.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR ENDED		% CHANGE		
		JUNE 2001	MARCH 2001	**JUNE 2002**	**JUNE 2002**	JUNE 2001	JUNE Q02 vs JUNE Q01	JUNE Q02 vs MAR Q02	FY02 vs FY01
ALUMINIUM									
Alumina	('000 tonnes)	998	996	**1,018**	**3,942**	2,938	2%	2%	34%
Aluminium	('000 tonnes)	250	250	**263**	**992**	984	5%	5%	1%
BASE METALS									
Copper	('000 tonnes)	200.2	187.6	**213.5**	**824.3**	784.9	7%	14%	5%
Lead	(tonnes)	55,681	64,064	**64,768**	**236,066**	206,194	16%	1%	14%
Zinc	(tonnes)	30,846	47,174	**38,942**	**162,520**	121,749	26%	-17%	33%
Gold	(ounces)	68,992	67,089	**74,321**	**289,764**	218,976	8%	11%	32%
Silver	('000 ounces)	8,302	11,284	**11,540**	**40,750**	31,729	39%	2%	28%
Molybdenum	(tonnes)	125	121	**232**	**658**	385	86%	92%	71%
CARBON STEEL MATERIALS									
Iron ore	('000 tonnes)	17,074	16,464	**17,080**	**67,907**	65,858	0%	4%	3%
Metallurgical coal	('000 tonnes)	10,802	8,989	**9,359**	**35,532**	37,141	-13%	4%	-4%
Manganese ores	('000 tonnes)	936	891	**784**	**3,535**	3,774	-16%	-12%	-6%
Manganese alloys	('000 tonnes)	136	166	**169**	**619**	644	24%	2%	-4%
Hot briquetted iron	('000 tonnes)	276	277	**-**	**1,047**	848	-100%	-100%	24%
STAINLESS STEEL MATERIALS									
Nickel	('000 tonnes)	16.8	17.8	**17.7**	**68.9**	60.8	5%	-1%	13%
Chrome ores	('000 tonnes)	665	549	**664**	**2,461**	3,158	0%	21%	-22%
Ferrochrome	('000 tonnes)	194	201	**223**	**837**	908	15%	11%	-8%
ENERGY COAL	('000 tonnes)	23,134	19,236	**20,571**	**82,835**	92,807	-11%	7%	-11%
PETROLEUM									
Crude oil and condensate	('000 bbl)	18,378	19,644	**19,732**	**78,519**	79,109	7%	0%	-1%
Natural gas	(bcf)	71.64	66.30	**70.66**	**283.47**	261.83	-1%	7%	8%
LPG	('000 tonnes)	175.60	161.20	**180.43**	**697.56**	673.82	3%	12%	4%
Ethane	('000 tonnes)	18.53	18.87	**25.62**	**87.13**	67.39	38%	36%	29%
BHP STEEL									
Raw steel	('000 tonnes)	1,328	1,251	**1,411**	**5,306**	5,432	6%	13%	-2%
Marketable steel products	('000 tonnes)	1,469	1,396	**1,439**	**5,381**	5,507	-2%	3%	-2%
EXPLOR'N, TECH & NEW BUS									
Diamonds	('000 carats)	427	932	**1,023**	**3,650**	1,429	140%	10%	155%

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	YEAR ENDED **JUNE 2002**	JUNE 2001
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley (a)	86%	674	662	671	677	**686**	**2,696**	1,632
Suriname	45%	211	219	209	208	**214**	**850**	852
Alumar	36%	113	83	85	111	**117**	**396**	454
Total		998	964	965	996	**1,018**	**3,942**	2,938
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	123	125	117	127	**132**	**502**	498
Bayside	100%	43	44	45	43	**43**	**174**	178
Alumar	46.3%	43	35	32	39	**46**	**152**	172
Valesul	45.5%	9	8	9	9	**11**	**37**	43
Mozal (b)	47%	32	32	32	31	**32**	**127**	93
Total		250	244	235	250	**263**	**992**	984
BASE METALS (c)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida (d)	57.5%	89.1	89.3	80.1	75.3	**94.4**	**339.1**	402.7
Tintaya (d)	100%	20.1	20.9	22.9	0.8	**0.2**	**44.9**	84.9
Antamina (f)	33.8%	-	-	26.2	25.1	**30.5**	**81.9**	-
Alumbrera (e)	25%	11.9	11.6	11.9	12.3	**12.8**	**48.5**	32.6
Highland Valley (e)	33.6%	14.1	16.1	15.6	14.2	**16.1**	**62.1**	44.9
Selbaie	100%	3.0	2.5	2.6	2.5	**2.6**	**10.2**	12.8
Total		138.1	140.4	159.3	130.3	**156.6**	**586.6**	578.0
Cathode ('000 tonnes)								
Escondida	57.5%	22.0	21.9	21.9	21.2	**21.5**	**86.5**	83.4
Cerro Colorado (e)	100%	33.8	34.3	33.8	31.3	**31.3**	**130.8**	96.7
Tintaya (d)	100%	-	-	-	-	**1.3**	**1.3**	-
San Manuel	100%	2.3	2.3	2.2	1.8	**-**	**6.3**	10.3
Pinto Valley	100%	3.8	3.4	3.4	3.1	**2.8**	**12.8**	16.4
Total		62.0	62.0	61.4	57.4	**56.9**	**237.7**	206.9
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	54,271	52,879	51,914	63,172	**63,799**	**231,764**	200,328
Pering	100%	1,410	1,153	1,288	892	**969**	**4,302**	5,866
Total		55,681	54,032	53,202	64,064	**64,768**	**236,066**	206,194
ZINC								
Payable metal in concentate (tonnes)								
Cannington	100%	17,176	14,058	17,285	15,002	**12,511**	**58,856**	64,194
Antamina (f)	33.8%	-	-	16,010	18,825	**13,518**	**48,353**	-
Selbaie	100%	8,275	9,684	7,896	8,495	**8,121**	**34,196**	36,646
Pering	100%	5,396	5,888	5,583	4,851	**4,793**	**21,115**	20,909
Total		30,846	29,630	46,774	47,174	**38,942**	**162,520**	121,749

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	YEAR ENDED JUNE 2002	JUNE 2001
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida (d)	57.5%	10,302	10,641	12,166	11,837	**17,694**	**52,338**	49,597
Tintaya (d)	100%	7,693	10,249	11,500	503	**-**	**22,252**	24,424
Alumbrera (e)	25%	42,287	42,584	49,780	49,064	**51,511**	**192,939**	106,313
Selbaie	100%	8,711	6,519	4,914	5,685	**5,117**	**22,235**	38,643
Total		68,992	69,994	78,360	67,089	**74,321**	**289,764**	218,976
SILVER								
Payable metal in concentrate ('000 ounces)								
Cannington	100%	7,806	7,804	7,915	9,980	**10,265**	**35,964**	29,488
Antamina (f)	33.8%	-	-	690	565	**512**	**1,767**	-
Alumbrera (e)	25.0%	57	42	71	68	**56**	**237**	145
Highland Valley (e)	33.6%	170	190	167	168	**183**	**709**	545
Selbaie	100%	268	384	662	504	**524**	**2,073**	1,550
Total		8,302	8,421	9,505	11,284	**11,540**	**40,750**	31,729
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Highland Valley (e)	33.6%	125	152	153	121	**232**	**658**	385
CARBON STEEL MATERIALS								
IRON ORE								
Production ('000 tonnes)								
Mt Newman Joint Venture	85%	5,239	5,973	6,423	5,565	**5,413**	**23,374**	20,950
Goldsworthy Joint Venture	85%	1,788	1,656	1,667	1,434	**1,690**	**6,447**	6,601
Yandi Joint Venture	85%	6,882	7,046	6,933	6,614	**6,663**	**27,256**	26,156
Jimblebar	100%	1,272	1,182	1,332	1,211	**1,476**	**5,201**	4,643
Samarco	50%	1,893	1,223	928	1,640	**1,838**	**5,629**	7,508
Total		17,074	17,080	17,283	16,464	**17,080**	**67,907**	65,858
METALLURGICAL COAL (h)								
Production ('000 tonnes)								
CQCA Joint Venture (i)	50%	4,064	4,002	3,908	5,156	**5,001**	**18,067**	15,338
South Blackwater (j)	50%	-	670	524	-	**-**	**1,194**	-
Gregory Joint Venture (i)	50%	960	486	408	861	**685**	**2,440**	3,626
BHP Mitsui Coal (k)	80%	1,802	1,823	1,467	1,707	**1,746**	**6,743**	6,419
QCT Resources (l)	50%	2,087	-	-	-	**-**	**-**	5,184
Illawarra	100%	1,889	2,055	1,841	1,265	**1,927**	**7,088**	6,574
Total		10,802	9,035	8,149	8,989	**9,359**	**35,532**	37,141
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (m)	60%	490	467	501	424	**475**	**1,867**	2,162
Australia (m)	60%	446	505	387	467	**309**	**1,668**	1,612
Total		936	973	888	891	**784**	**3,535**	3,774

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	YEAR ENDED **JUNE 2002**	JUNE 2001
CARBON STEEL MATERIALS (cont'd)								
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (m)	60%	85	69	101	115	**121**	**406**	398
Australia (m)	60%	51	50	63	51	**48**	**212**	246
Total		136	119	165	166	**169**	**619**	644
HOT BRIQUETTED IRON								
Production ('000 tonnes)								
Boodarie™ Iron (n)	100%	276	386	384	277	**-**	**1,047**	848
STAINLESS STEEL MATERIALS								
NICKEL								
Production ('000 tonnes)								
CMSA	99.8%	9.1	9.6	10.4	10.5	**9.9**	**40.4**	31.8
Yabulu	100%	7.7	6.3	7.1	7.3	**7.8**	**28.5**	29.0
Total		16.8	15.9	17.5	17.8	**17.7**	**68.9**	60.8
CHROME ORES								
Saleable production ('000 tonnes)								
South Africa (m)	60%	665	629	609	549	**664**	**2,451**	3,158
FERROCHROME								
Saleable production ('000 tonnes)								
South Africa (m)	60%	194	207	206	201	**223**	**837**	908
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	14,571	14,538	13,724	13,633	**13,815**	**55,710**	61,322
USA	100%	3,890	3,106	3,170	3,266	**3,703**	**13,245**	14,925
Australia	100%	1,329	1,173	863	1,129	**1,390**	**4,555**	5,303
Indonesia (o)	80%	2,291	2,450	1,778	186	**208**	**4,622**	8,426
Colombia (p)	33%	1,053	1,138	1,088	1,022	**1,455**	**4,703**	2,831
Total		23,134	22,405	20,623	19,236	**20,571**	**82,835**	92,807
PETROLEUM								
Production								
Crude oil & condensate	(000 bbl)	18,378	19,505	19,638	19,644	**19,732**	**78,519**	79,109
Natural gas	(bcf)	71.64	71.05	75.47	66.30	**70.66**	**283.47**	261.83
LPG	('000 tonnes)	175.60	182.92	173.01	161.20	**180.43**	**697.56**	673.82
Ethane	('000 tonnes)	18.53	24.05	18.59	18.87	**25.62**	**87.13**	67.39
BHP STEEL								
Production ('000 tonnes)								
Raw steel	100%	1,328	1,382	1,262	1,251	**1,411**	**5,306**	5,432
Marketable steel products	100%	1,469	1,377	1,169	1,396	**1,439**	**5,381**	5,507

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	YEAR ENDED **JUNE 2002**	JUNE 2001
EXPLORATION, TECH & NEW BUSINESS								
DIAMONDS								
Production ('000 carats)								
Ekati™ (q)	80%	427	767	928	932	**1,023**	**3,650**	1,429

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
(c) Metal production is reported on the basis of payable metal.
(d) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
(e) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.
(f) Antamina commenced commercial production in October 2001.
(g) San Manuel SXEW operations closed in March 2002.
(h) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(j) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in CQCA Joint Venture.
(k) Shown on 100% basis before 20% outside equity interest.
(l) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.
(m) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(n) On 26 March BHP Billiton announced that it had declared "force majeure" on sales contracts and some supply contracts at the Boodarie Iron plant. The declaration followed suspension of work at the plant following a tube failure in a gas re-heating furnace. The plant is progressively being brought back on-line commencing in July.
(o) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production. BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(p) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.
(q) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT

ALUMINIUM

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED					YEAR ENDED	
	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
ALUMINA							
Production							
Worsley, Australia (a)	674	662	671	677	**686**	**2,696**	1,632
Paranam, Suriname	211	219	209	208	**214**	**850**	852
Alumar, Brazil	113	83	85	111	**117**	**396**	454
Total	998	964	965	996	**1,018**	**3,942**	2,938
Sales							
Worsley, Australia (a)	725	692	638	656	**689**	**2,676**	1,503
Paranam, Suriname	186	224	221	205	**197**	**847**	818
Alumar, Brazil	116	79	88	101	**106**	**374**	462
Total	1,027	995	947	962	**993**	**3,897**	2,783

(a) Interest in Worsley increased from 30% to 86% effective January 2001.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
ALUMINIUM							
Production							
Hillside, South Africa	123	125	117	127	**132**	**502**	498
Bayside, South Africa	43	44	45	43	**43**	**174**	178
Alumar, Brazil	43	35	32	39	**46**	**152**	172
Valesul, Brazil	9	8	9	9	**11**	**37**	43
Mozal, Mozambique (b)	32	32	32	31	**32**	**127**	93
Total	250	244	235	250	**263**	**992**	984
Sales							
Hillside, South Africa	124	123	117	128	**131**	**499**	498
Bayside, South Africa	50	43	43	42	**53**	**181**	179
Alumar, Brazil	45	34	33	38	**45**	**150**	171
Valesul, Brazil	12	8	8	10	**11**	**36**	41
Mozal, Mozambique (b)	33	32	32	31	**34**	**129**	90
Total	264	240	233	249	**274**	**995**	979

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR ENDED	
		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Escondida, Chile (a)								
Material mined (100%)	('000 tonnes)	77,115	85,344	84,821	80,401	**77,244**	**327,809**	304,800
Sulphide ore milled (100%)	('000 tonnes)	10,650	11,205	10,060	10,452	**11,311**	**43,028**	45,671
Average copper grade	(%)	1.82%	1.75%	1.72%	1.53%	**1.74%**	**1.69%**	1.89%
Production ex Mill (100%)	('000 tonnes)	159.5	162.0	144.4	134.9	**170.3**	**611.5**	725.8
Production								
Payable copper	('000 tonnes)	89.1	89.3	80.1	75.3	**94.4**	**339.1**	402.7
Payable gold concentrate	(fine ounces)	10,302	10,641	12,166	11,837	**17,694**	**52,338**	49,597
Copper cathode (SXEW)	('000 tonnes)	22.0	21.9	21.9	21.2	**21.5**	**86.5**	83.4
Sales								
Payable copper	('000 tonnes)	88.3	83.8	87.0	77.0	**85.3**	**333.0**	400.4
Payable gold concentrate	(fine ounces)	9,780	8,729	12,386	10,806	**17,004**	**48,925**	49,024
Copper cathode (SXEW)	('000 tonnes)	23.1	22.9	18.0	24.6	**22.7**	**88.1**	86.8

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Tintaya, Peru (a) (b)								
Material mined	('000 tonnes)	16,447	17,600	14,115	396	**-**	**32,111**	64,130
Ore milled	('000 tonnes)	1,508	1,640	1,569	71	**-**	**3,280**	6,301
Average copper grade	(%)	1.56%	1.58%	1.72%	1.64%	**0.00%**	**1.65%**	1.54%
Production								
Payable copper	('000 tonnes)	20.1	20.9	22.9	0.8	**0.2**	**44.9**	84.9
Payable gold concentrate	(fine ounces)	7,693	10,249	11,500	503	**-**	**22,252**	24,424
Copper cathode (SXEW)	('000 tonnes)					**1.3**	**1.3**	
Sales								
Payable copper	('000 tonnes)	32.0	19.2	17.8	8.8	**0.0**	**45.9**	86.3
Payable gold concentrate	(fine ounces)	10,350	9,745	9,546	5,452	**212**	**24,955**	26,418
Copper cathode (SXEW)	('000 tonnes)					**1.9**	**1.9**	

(a) Sulphide production at Tintaya was temporarily reduced in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Cerro Colorado, Chile (a)								
Material mined	('000 tonnes)	14,177	13,595	16,677	15,348	**18,628**	**64,248**	42,476
Ore milled	('000 tonnes)	3,546	3,516	3,864	3,698	**3,581**	**14,659**	10,289
Average copper grade	(%)	1.09%	1.06%	1.13%	1.03%	**1.00%**	**1.06%**	1.09%
Production								
Copper cathode	('000 tonnes)	33.8	34.3	33.8	31.3	**31.3**	**130.8**	96.7
Sales								
Copper cathode	('000 tonnes)	33.6	33.8	31.7	33.9	**34.5**	**133.9**	96.7

(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR ENDED	
		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Cannington, Australia								
Material mined	('000 tonnes)	507	543	555	569	**574**	**2,240**	1,861
Ore milled	('000 tonnes)	490	496	538	567	**575**	**2,176**	1,781
Average head grades								
- Silver	(g/t)	577	598	567	619	**675**	**616**	599
- Lead	(%)	13.2%	13.2%	12.1%	12.7%	**13.6%**	**12.9%**	13.3%
- Zinc	(%)	5.5%	4.8%	5.3%	4.6%	**3.9%**	**4.6%**	5.4%
Production								
Payable silver	('000 ounces)	7,806	7,804	7,915	9,980	**10,265**	**35,964**	29,488
Payable lead	(tonnes)	54,271	52,879	51,914	63,172	**63,799**	**231,764**	200,328
Payable zinc	(tonnes)	17,176	14,058	17,285	15,002	**12,511**	**58,856**	64,194
Sales								
Payable silver	('000 ounces)	8,681	7,231	8,045	9,383	**10,788**	**35,448**	30,359
Payable lead	(tonnes)	61,243	49,423	52,577	59,712	**67,650**	**229,362**	206,306
Payable zinc	(tonnes)	17,496	13,220	17,850	19,105	**14,761**	**64,935**	63,026
Selbaie, Canada								
Ore milled	('000 tonnes)	896	1,006	1,029	1,012	**1,016**	**4,063**	4,009
Average head grades								
- Zinc	(%)	1.42%	1.51%	1.29%	1.32%	**1.26%**	**1.34%**	1.53%
- Copper	(%)	0.42%	0.34%	0.34%	0.33%	**0.34%**	**0.34%**	0.44%
- Gold	(g/t)	0.45	0.34	0.24	0.26	**0.25**	**0.27**	0.48
- Silver	(g/t)	18.14	25.00	37.23	29.10	**28.99**	**30.12**	25.17
Production								
Payable zinc	(tonnes)	8,275	9,684	7,896	8,495	**8,121**	**34,196**	36,646
Payable copper	(tonnes)	2,967	2,477	2,616	2,452	**2,642**	**10,186**	12,815
Payable gold concentrate	(ounces)	8,711	6,519	4,914	5,685	**5,117**	**22,235**	38,643
Payable silver	('000 ounces)	268	384	662	504	**524**	**2,073**	1,550
Sales								
Payable zinc	(tonnes)	8,406	9,959	7,932	8,400	**7,877**	**34,167**	36,685
Payable copper	(tonnes)	3,040	3,196	2,615	2,605	**2,459**	**10,876**	12,666
Payable gold concentrate	(ounces)	8,207	8,112	8,002	5,048	**5,142**	**26,304**	36,444
Payable silver	('000 ounces)	405	284	321	605	**573**	**1,783**	1,879
Pering, South Africa								
Ore milled	('000 tonnes)	345	339	342	330	**338**	**1,349**	1,343
Average head grades								
- Zinc	(%)	2.09%	2.02%	1.90%	1.73%	**1.85%**	**1.89%**	2.09%
- Lead	(%)	0.60%	0.49%	0.54%	0.42%	**0.52%**	**0.50%**	0.63%
Production								
Payable zinc	(tonnes)	5,396	5,888	5,583	4,851	**4,793**	**21,115**	20,909
Payable lead	(tonnes)	1,410	1,153	1,288	892	**969**	**4,302**	5,866
Sales								
Payable zinc	(tonnes)	5,063	4,932	4,859	4,745	**3,667**	**18,203**	20,149
Payable lead	(tonnes)	1,493	1,366	1,217	1,298	**729**	**4,610**	6,028
San Manuel, USA (a)								
Production								
Copper cathode (SXEW)	('000 tonnes)	2.3	2.3	2.2	1.8	**-**	**6.3**	10.3
(a) San Manuel SXEW operations closed in March 2002.								
Pinto Valley, USA								
Production								
Copper cathode (SXEW)	('000 tonnes)	3.8	3.4	3.4	3.1	**2.8**	**12.8**	16.4

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		QUARTER ENDED					YEAR ENDED	
		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Antamina, Peru (a)								
Material mined (100%)	('000 tonnes)			19,970	20,548	**28,990**	**69,508**	
Ore milled (100%)	('000 tonnes)			6,318	6,309	**7,250**	**19,877**	
Average head grades								
- Copper	(%)			1.42%	1.31%	**1.43%**	**1.39%**	
- Zinc	(%)			1.35%	1.44%	**0.93%**	**1.23%**	
Production								
Payable copper	('000 tonnes)			26.2	25.1	**30.6**	**81.9**	
Payable zinc	(tonnes)			16,010	18,825	**13,518**	**48,353**	
Payable silver	('000 ounces)			690	565	**512**	**1,767**	
Sales								
Payable copper	('000 tonnes)			28.7	28.8	**28.6**	**86.2**	
Payable zinc	(tonnes)			9,283	23,028	**15,009**	**47,320**	
Payable silver	('000 ounces)			748	595	**489**	**1,832**	

(a) BHP Billiton acquired its 33.8% interest in Antamina in October 2000 as part of the acquisition of Rio Algom. Commercial production commenced on 1 October 2001.

		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Alumbrera, Argentina (a)								
Material mined (100%)	('000 tonnes)	27,182	29,545	28,635	25,430	**26,524**	**110,134**	80,834
Ore milled (100%)	('000 tonnes)	7,445	7,516	7,142	7,146	**7,575**	**29,379**	21,583
Average head grades								
- Copper	(%)	0.74%	0.70%	0.74%	0.76%	**0.73%**	**0.73%**	0.70%
- Gold	(g/t)	1.0	1.0	1.1	1.1	**1.0**	**1.0**	0.9
Production								
Payable copper	('000 tonnes)	11.9	11.6	11.9	12.3	**12.8**	**48.5**	32.6
Payable gold	(fine ounces)	40,004	40,370	46,987	45,421	**46,537**	**179,315**	100,743
Payable gold - dore	(fine ounces)	2,283	2,214	2,793	3,644	**4,973**	**13,624**	5,569
Payable silver	('000 ounces)	57	42	71	68	**56**	**237**	145
Sales								
Payable copper	('000 tonnes)	14.2	9.8	13.1	12.7	**11.6**	**47.2**	32.1
Payable gold	(fine ounces)	45,999	34,461	48,223	47,261	**36,874**	**166,819**	100,453
Payable gold - dore	(fine ounces)	2,138	2,009	1,829	3,710	**4,466**	**12,014**	5,978
Payable silver	('000 ounces)	57	42	71	67	**56**	**236**	144

(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Highland Valley, Canada (a)								
Material mined (100%)	('000 tonnes)	18,988	19,910	20,883	18,322	**18,522**	**77,637**	59,295
Ore milled (100%)	('000 tonnes)	11,355	12,841	12,912	11,778	**12,224**	**49,755**	36,294
Average copper grade	(%)	0.43%	0.43%	0.42%	0.42%	**0.43%**	**0.42%**	0.43%
Production								
Payable copper	('000 tonnes)	14.1	16.1	15.6	14.2	**16.1**	**62.1**	44.9
Payable molybdenum	('000 tonnes)	0.12	0.15	0.15	0.12	**0.23**	**0.66**	0.38
Payable silver	('000 ounces)	170	190	167	168	**183**	**709**	545
Sales								
Payable copper	('000 tonnes)	13.6	17.5	18.8	11.6	**14.9**	**62.7**	42.2
Payable molybdenum	('000 tonnes)	0.14	0.14	0.14	0.17	**0.22**	**0.67**	0.52
Payable silver	('000 ounces)	163	204	219	133	**173**	**729**	505

(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

PRODUCTION AND SHIPMENT REPORT

CARBON STEEL MATERIALS

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED					YEAR ENDED	
	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
IRON ORE (a)							
Pilbara, Australia							
Production							
Mt Newman Joint Venture	5,239	5,973	6,423	5,565	**5,413**	**23,374**	20,950
Goldsworthy Joint Venture	1,788	1,656	1,667	1,434	**1,690**	**6,447**	6,601
Yandi Joint Venture	6,882	7,046	6,933	6,614	**6,663**	**27,256**	26,156
Jimblebar	1,272	1,182	1,332	1,211	**1,476**	**5,201**	4,643
Total (BHP Billiton share)	15,181	15,858	16,355	14,824	**15,242**	**62,279**	58,350
Total production (100%)	17,636	18,448	19,006	17,194	**17,984**	**72,631**	67,828
Shipments							
Lump	3,823	3,729	3,483	3,316	**4,151**	**14,679**	15,443
Fines	11,545	12,334	12,025	11,083	**10,517**	**45,959**	45,156
Total (BHP Billiton share)	15,368	16,063	15,508	14,399	**14,668**	**60,638**	60,599
Total shipments (100%)	18,080	18,897	18,245	16,940	**17,256**	**71,338**	71,290

(a) Iron ore production and shipments are reported on a wet tonnes basis.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Samarco, Brazil							
Production	1,893	1,223	928	1,640	**1,838**	**5,629**	7,508
Shipments	1,460	1,156	1,440	1,705	**1,768**	**6,069**	6,979

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
CQCA Joint Venture (b)							
Blackwater	1,130	977	1,305	1,892	**1,669**	**5,843**	4,328
Goonyella	1,122	986	850	1,036	**904**	**3,776**	3,978
Peak Downs	779	885	730	1,028	**1,185**	**3,828**	3,129
Saraji	530	627	528	676	**716**	**2,547**	2,075
Norwich Park	503	527	495	524	**527**	**2,073**	1,828
CQCA total	4,064	4,002	3,908	5,156	**5,001**	**18,067**	15,338
South Blackwater (c)	-	670	524	-	**-**	**1,194**	-
Gregory Joint Venture (b)	960	486	408	861	**685**	**2,440**	3,626
BHP Mitsui Coal (d)							
Riverside	966	917	649	907	**928**	**3,402**	3,272
South Walker Creek	836	906	817	800	**818**	**3,341**	3,147
BHP Mitsui Coal total	1,802	1,823	1,467	1,707	**1,746**	**6,743**	6,419
Queensland total	6,826	6,980	6,307	7,724	**7,432**	**28,444**	25,383
Shipments							
Coking coal	4,813	4,804	4,011	4,799	**5,252**	**18,866**	18,437
Weak coking coal	1,245	1,592	1,674	1,604	**1,124**	**5,995**	4,914
Thermal coal	624	631	704	764	**734**	**2,833**	2,388
Total	6,682	7,027	6,390	7,167	**7,110**	**27,694**	25,739

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(c) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(d) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

PRODUCTION AND SHIPMENT REPORT

CARBON STEEL MATERIALS

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED					YEAR ENDED	
	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
QCT Resources, Australia (a)							
Production							
CQCA	1,263	-	-	-	-	-	3,088
Gregory Joint Venture	242	-	-	-	-	-	628
South Blackwater	582	-	-	-	-	-	1,468
Total	2,087	-	-	-	-	-	5,184
Shipments							
Coking coal	1,476	-	-	-	-	-	3,985
Weak coking coal	231	-	-	-	-	-	604
Thermal coal	268	-	-	-	-	-	722
Total	1,975	-	-	-	-	-	5,311

(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Illawarra, Australia							
Production	1,889	2,055	1,841	1,265	**1,927**	**7,088**	6,574
Shipments							
Coking coal	1,686	1,457	1,655	1,555	**1,543**	**6,210**	5,934
Thermal coal	246	136	94	49	**268**	**547**	606
Total	1,932	1,593	1,749	1,604	**1,811**	**6,757**	6,540
MANGANESE ORES							
South Africa							
Saleable production (a)	490	467	501	424	**475**	**1,867**	2,162

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Australia							
Saleable production (a)	446	505	387	467	**309**	**1,668**	1,612

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
MANGANESE ALLOYS							
South Africa							
Saleable production (a)	85	69	101	115	**121**	**406**	398

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
Australia							
Saleable production (a)	51	50	63	51	**48**	**212**	246

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
HOT BRIQUETTED IRON							
Boodarie™ Iron, Australia (a)							
Production	276	386	384	277	-	**1,047**	848
Shipments	342	358	302	391	**93**	**1,144**	741

(a) Refer footnote (n) on page 5.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR ENDED	
	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
STAINLESS STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
NICKEL							
CMSA, Colombia							
Production	9.1	9.6	10.4	10.5	**9.9**	**40.4**	31.8
Sales	10.2	9.1	10.4	10.5	**11.6**	**41.6**	30.9
Yabulu, Australia							
Production							
Nickel	7.7	6.3	7.1	7.3	**7.8**	**28.5**	29.0
Cobalt	0.5	0.4	0.4	0.5	**0.4**	**1.7**	1.8
Sales							
Nickel	8.2	7.7	6.9	7.3	**7.1**	**29.0**	27.3
Cobalt	0.4	0.4	0.5	0.5	**0.5**	**1.9**	1.6
CHROME ORES							
South Africa							
Saleable production (a)	665	629	609	549	**664**	**2,451**	3,158

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME							
South Africa							
Saleable production (a)	194	207	206	201	**223**	**837**	908

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED JUNE 2001	QUARTER ENDED SEPT 2001	QUARTER ENDED DEC 2001	QUARTER ENDED MARCH 2002	QUARTER ENDED **JUNE 2002**	YEAR ENDED **JUNE 2002**	YEAR ENDED JUNE 2001
Ingwe, South Africa							
Production	14,571	14,538	13,724	13,633	**13,815**	**55,710**	61,322
Sales							
Export	6,557	6,289	6,083	5,605	**5,744**	**23,721**	25,779
Local utility	6,821	7,477	6,780	6,979	**7,767**	**29,003**	31,149
Inland	1,110	1,092	1,111	835	**742**	**3,780**	5,007
Total	14,488	14,858	13,974	13,418	**14,253**	**56,503**	61,935
New Mexico, USA							
Production							
Navajo Coal	2,170	1,694	1,682	1,801	**2,030**	**7,207**	7,671
San Juan Coal	1,720	1,412	1,488	1,465	**1,673**	**6,038**	7,254
Total	3,890	3,106	3,170	3,266	**3,703**	**13,245**	14,925
Sales - local utility	3,434	3,407	3,489	2,882	**3,469**	**13,247**	14,350
Hunter Valley, Australia							
Production	1,329	1,173	863	1,129	**1,390**	**4,555**	5,303
Sales							
Export	1,201	604	571	904	**1,056**	**3,135**	4,025
Inland	399	398	378	342	**337**	**1,455**	1,422
Total	1,600	1,002	949	1,246	**1,393**	**4,590**	5,447
Kalimantan, Indonesia							
Production (a)							
Senakin (b)	1,099	1,161	801	-	**-**	**1,962**	3,978
Satui (b)	981	1,068	777	-	**-**	**1,845**	3,596
Petangis	211	221	201	186	**208**	**815**	852
Total	2,291	2,450	1,778	186	**208**	**4,622**	8,426
Sales - export	2,308	2,312	1,684	242	**243**	**4,481**	8,374

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

	QUARTER ENDED JUNE 2001	QUARTER ENDED SEPT 2001	QUARTER ENDED DEC 2001	QUARTER ENDED MARCH 2002	QUARTER ENDED **JUNE 2002**	YEAR ENDED **JUNE 2002**	YEAR ENDED JUNE 2001
CDC & CZN, Colombia (a)							
Production	1,053	1,138	1,088	1,022	**1,455**	**4,703**	2,831
Sales - export	959	1,098	688	971	**1,144**	**3,901**	2,737

(a) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR ENDED	
	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001

PETROLEUM

BHP Billiton attributable production unless otherwise stated.

Figures in italics indicate adjustments made since the figure was previously reported.

	JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	6,946	*7,400*	7,197	6,593	**6,786**	**27,976**	28,839
North West Shelf - condensate	1,239	1,331	1,310	1,525	**1,466**	**5,633**	4,848
North West Shelf - Wanaea/Cossack	1,757	1,652	1,919	1,851	**1,892**	**7,314**	7,144
Laminaria	3,076	3,001	2,569	1,958	**2,200**	**9,728**	14,853
Buffalo (a)	-	-	-	-	-	-	1,520
Griffin	1,194	1,037	863	1,971	**1,587**	**5,458**	7,140
Pakistan (b)	14	17	19	20	**18**	**74**	17
Typhoon (c)	-	835	1,443	1,507	**1,754**	**5,539**	-
Americas	958	918	*810*	917	**861**	**3,506**	3,669
Liverpool Bay	2,516	2,830	2,868	2,770	**2,574**	**11,042**	8,679
Bruce/Keith (d)	678	483	640	532	**594**	**2,248**	2,400
Total	18,378	19,505	19,638	19,644	**19,732**	**78,519**	79,109
NATURAL GAS (billion cubic feet)							
Bass Strait	26.75	*29.76*	23.14	17.18	**26.77**	**96.86**	96.40
North West Shelf - Domestic	3.81	3.68	3.73	3.45	**2.86**	**13.73**	13.51
North West Shelf - LNG	13.47	15.76	15.56	15.22	**13.01**	**59.55**	56.73
Griffin	0.84	*1.45*	1.25	*0.92*	**0.34**	**3.97**	3.14
Pakistan (b)	2.03	2.66	2.83	2.94	**3.02**	**11.45**	2.43
Typhoon (c)	-	0.67	1.48	2.01	**1.93**	**6.09**	-
Americas	5.52	5.41	*4.69*	4.40	**4.63**	**19.13**	21.30
Bruce	7.59	3.28	10.65	8.44	**7.92**	**30.29**	32.41
Keith (d)	0.25	0.19	0.27	0.11	**0.16**	**0.72**	0.60
Liverpool Bay	11.38	8.19	11.87	11.63	**10.01**	**41.69**	35.31
Total	71.64	71.05	75.47	66.30	**70.66**	**283.47**	261.83
LPG ('000 tonnes)							
Bass Strait	117.66	*128.73*	107.80	108.47	**126.70**	**471.70**	454.51
North West Shelf	31.65	36.32	35.53	33.33	**35.08**	**140.26**	124.26
Griffin	-	-	-	-	-	-	3.58
Bruce	24.85	16.51	28.50	18.73	**17.49**	**81.23**	86.15
Keith (d)	1.44	1.36	1.18	0.67	**1.17**	**4.38**	5.32
Total	175.60	182.92	173.01	161.20	**180.43**	**697.56**	673.82
ETHANE ('000 tonnes)	18.53	24.05	18.59	18.87	**25.62**	**87.13**	67.39

(a) Buffalo sold effective September 2000.
(b) Zamzama extended well test commenced in March 2001.
(c) Typhoon commenced production in July 2001.
(d) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT

BHP STEEL

BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

		QUARTER ENDED					YEAR ENDED	
		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
PRODUCTION								
Iron Sands								
NZS, New Zealand		478	397	464	395	**363**	**1,619**	2,187
Coke								
Port Kembla, Australia		643	661	620	626	**643**	**2,550**	2,436
Iron								
Port Kembla, Australia		1,269	1,262	1,191	1,144	**1,263**	**4,860**	4,975
Raw Steel								
Port Kembla, Australia		1,176	1,238	1,109	1,126	**1,281**	**4,754**	4,830
NZS, New Zealand		152	144	153	125	**130**	**552**	602
Total		1,328	1,382	1,262	1,251	**1,411**	**5,306**	5,432
Delta, Ohio (a)		197	196	196	202	**206**	**800**	766
Marketable Steel Products								
Flat Products								
Flat and Tinplate products		1,183	1,183	1,054	1,103	**1,184**	**4,524**	4,671
Coated Products								
Rolled and coated products		474	533	400	489	**451**	**1,873**	1,931
Flat and coated products (NZS)		135	137	117	128	**135**	**517**	536
Rolled and coated products (offshore)		89	69	70	70	**90**	**299**	338
Building products (includes offshore)		42	40	36	32	**39**	**147**	158
Total (b)		1,469	1,377	1,169	1,396	**1,439**	**5,381**	5,507
Delta, Ohio (a)		193	192	192	198	**202**	**784**	750
DESPATCHES (c)								
Business unit despatches								
Flat Products		1,294	1,128	996	1,164	**1,134**	**4,422**	4,704
Coated Products		813	746	657	648	**695**	**2,746**	2,902
Total (d)		1,587	1,296	1,153	1,386	**1,397**	**5,232**	5,342
External despatches								
Australia	Domestic (e)	585	691	569	545	**619**	**2,424**	2,088
	Export	757	387	391	653	**551**	**1,982**	2,359
New Zealand	Domestic (e)	55	61	56	60	**61**	**238**	240
	Export	97	83	67	58	**76**	**284**	297
Other offshore		93	74	70	70	**90**	**304**	358
Total		1,587	1,296	1,153	1,386	**1,397**	**5,232**	5,342
Delta, Ohio (a)		191	191	189	208	**208**	**796**	748

(a) Production and despatches reported is that proportion determined by BHP Steel's equity interest in North Star BHP LLC (50%).
(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(e) Includes despatches to OneSteel Limited from 1 November 2000.

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 7 August 2002

Number 48/02

BHP BILLITON CREATES NEW CUSTOMER SECTOR GROUP

BHP Billiton, the world's largest diversified natural resources company, today announced the creation of a new customer sector group (CSG) to encompass the existing businesses of diamonds, titanium minerals, Integris and Exploration & Technology. The new CSG is to be named Diamonds and Specialty Products.

The new CSG will be run by Marcus Randolph, President, Diamonds and Specialty Products, who will continue to report to Chip Goodyear, Executive Director and Chief Development Officer.

Mr Goodyear said: "The Diamonds and Specialty Products CSG combines a number of emerging businesses within BHP Billiton. Marcus' existing contribution to the Minerals development area, his knowledge of our business and his creativity in finding solutions which enhance the value of our opportunities will continue to contribute greatly to the success of this new CSG and to BHP Billiton."

The creation of the new CSG is effective immediately.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 5 August 2002

Number 46/02

BHP BILLITON APPOINTS DAVID MUNRO AS VICE PRESIDENT STRATEGY AND BUSINESS DEVELOPMENT

BHP Billiton, the world's largest diversified natural resources company, today announced the appointment of David Munro as Vice President of Strategy and Business Development. Mr Munro returns from extended leave, prior to which he was President Aluminium within BHP Billiton.

Mr Munro will be based at the Group's offices in London and will report to Chip Goodyear, Executive Director and Chief Development Officer.

Mr Goodyear said: "Dave's understanding of our industry, his strong commercial skills and significant operating experience will continue to be a great resource for this organisation. His ability to work across our Customer Sector Groups from this platform covering corporate strategy, the analysis of major growth initiatives and mergers and acquisitions will further enhance the teamwork across the Group as a whole."

Mr Munro will take up his new role on 1 September 2002.

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	
Date of change	29 July 2002
No. of securities held prior to change	389 994
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	25 056
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	415 050
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 26 July 2002 (South African register)
Any additional information	The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. Mr Gilbertson as an Executive Director also has a notifiable interest under United Kingdom legislation in 702,278 shares in BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited. Mr Gilbertson also has the following indirect interests in shares of BHP Billiton Plc: • 286,379 in the name of Vidacos Nominees Limited • 259,854 in the name of Billiton ESOP Trustee Limited A/c GILB There has been no change in these holdings since the last notice dated 22 July 2002, nor any change to his holdings under the BHP Billiton Plc Restricted Share Scheme and Co-Investment Plan as described in that Notice.

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

29 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr B P Gilbertson
Date of last notice	22 July 2002

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity *of the trust;*
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is J R Nominees Pty Ltd as trustee of a trust of which Mr Brink is a potential beneficiary
Date of change	29 July 2002
No. of securities held prior to change	26,000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	1,670 *
Number disposed	–
Value/Consideration	Nil
No. of securities held after change	27,670 *
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 26 July 2002 (South Africa register)
Any additional information	The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. Mr Brink also has an indirect interest in 11,707 shares of BHP Billiton Plc held in the name of James Capel C I Nominees Limited as trustee of a trust of which Mr Brink is a potential beneficiary. * The number of securities acquired and the number of securities held after the change may be the subject of adjustment by 1 share after rounding.

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

29 July 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr D C Brink
Date of last notice	22 July 2002

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 29 July 2002

Number 45/02

DEMERGER OF BHP STEEL - LISTING OF NEW BHP BILLITON PLC SHARES

BHP Billiton confirms that 35,200,092 new ordinary shares of US$0.50 each in BHP Billiton Plc have today been issued to those BHP Billiton Plc shareholders registered on the South African section of the register.

The new shares will rank pari passu in all respects with existing ordinary BHP Billiton Plc shares. A total of 2,468,147,002 ordinary shares are now in issue.

As a matter of record, BHP Billiton confirms that a total of 148,999,117 BHP Billiton Plc shares were issued to BHP Billiton Plc shareholders to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Further information can be found on our Internet site: http://www.bhpbilliton.com

For further information, please contact:

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: + 61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Expenditure

Information related exploration expenditure will be included in the BHP Billiton full year results, to be released on 7 August 2002.

MINERALS COMPETENCE AND RESPONSIBILITY

The following statements apply in respect of the information in this report that relates to any stated Mineral Resources or Ore Reserves.

- The information is based on and accurately reflects information compiled by the person named under each relevant section of the report
- Each named person is either a Corporate Member or Fellow of The Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists, or a Recognized Mining Professional under the ASX listing rules, and is a full-time employee of a member company of the BHP Billiton Group;
- Each named person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he or she is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Each named person consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2002.

WELL	LOCATION	BHP Billiton EQUITY	STATUS
Canteen-2	Trinidad Block 2(c)	45% BHP Billiton Operator	Hydrocarbons encountered. Plugged and abandoned.
Angostura-2	Trinidad Block 2(c)	45% BHP Billiton Operator	Hydrocarbons encountered. Plugged and abandoned.
Mokatika-1	Trinidad Block 2(c)	45% BHP Billiton Operator	Plugged and abandoned as a dry hole.
Boris North-1	Gulf of Mexico, Green Canyon 282	50% BHP Billiton Operator	Total depth at June 30 is 7143'.
Cascade-1	Gulf of Mexico, Walker Ridge 206	50% BHP Billiton Operator	Temporarily suspended. Encountered hydrocarbons. See News Release of 3 June.
Atlantis-4*	Gulf of Mexico, Green Canyon 743	44% BHP Billiton; Operator: BP	Spud on 1 July. *Drilling commenced in September quarter.
Neptune-3*	Gulf of Mexico, Atwater Valley 617	50% BHP Billiton Operator	Hydrocarbons encountered. Plugged and abandoned. *Drilling completed in September quarter. See News Release of 18 July.
Serra do Moco-1*	Angola, Block 22	15% BHP Billiton; Operator: Texaco	Plugged and abandoned as a dry hole. *Drilled in March quarter.

ROD Integrated Development, Algeria (BHP Billiton 35.1%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. Thirty-six development wells will be required, 10 of which will be recompletions of already drilled wells. The first development well commenced drilling in November 2001; at end-June 2002 the rig was working on the fifth development well. Critical long lead engineering items are progressing to schedule. The EPC (Engineer/Procure/Construct) contract with Saipem/Bouygues was formally signed on 13 April 2002 and engineering work is now fully underway. It is anticipated that site preparation will commence in September 2002. First production is scheduled for end first quarter 2004.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February BHP Billiton acquired a 25% interest in the Caesar oil pipeline and a 22% interest in the Cleopatra gas pipeline. BHP Billiton's share of the capital costs for these new-build projects is estimated at $100 million. Detailed engineering continues for both systems, which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. Commissioning is expected in 2004.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Detailed engineering work is underway. First production is expected at the end of calendar year 2004.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In May BHP Billiton approved up to US$355 million to progress the development of the Atlantis field in the Gulf of Mexico. Detailed engineering work is underway, and full project approval is expected later this year.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. This has lead to continued growth and diversification in the exploration portfolio and increased quality exploration opportunities.

A third FALCON™ platform arrived in Australia and has commenced flying selected projects and areas. The other two units remain employed in South America and Africa.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Construction of the fourth liquefaction processing train is 41% complete and on schedule. The second trunkline is 16% complete as per schedule, with construction of cables and tubing works commencing on the North Rankin production platform in June. Pipe lay is expected to commence late 2003 with commissioning planned for early 2004.

Minerva (BHP Billiton 90%, operated)

In May approval was announced for the development of the Minerva gas field in the offshore Otway Basin, Victoria, following the signing of a take or pay Gas Sales Agreement with Pelican Point Power Ltd for the provision of Minerva gas over a 10 year period. The development involves the drilling and installation of two subsea well completions, an offshore pipeline to the coast, subterranean shore crossing and the transport of the gas to an onshore gas processing facility where liquids will be removed prior to exporting the gas. BHP Billiton's share of the capital expenditure for the development will be around US$123 million. First gas is scheduled for the first quarter 2004. A Lump Sum Turn Key contract for engineering and construction of the flowlines and gas plant has been awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal). A separate lump sum contract has been awarded to Cooper Cameron Singapore Pte Ltd for the design and manufacture of the subsea trees. Work is progressing on the development.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

In March approval was announced for the development of the Zamzama Gas Field, following the signing of separate Gas Sales and Purchase Agreements and a Gas Pricing Agreement with the Government of Pakistan, the Sui Southern Gas Company Limited and Sui Northern Gas Pipelines Limited. The agreements cover the supply of up to 320 million standard cubic feet per day of gas over a period of 20 years, with production commencing in the third quarter of 2003. The development is being executed on a fast track basis. It will include drilling at least three producing wells and the construction of two additional 140MMscfd processing trains. The drilling of the first well should commence mid July 2002. The basic engineering design and the tendering process for the equipment packages and materials with long lead delivery times are complete. Facilities construction is ongoing and the project is on track to meet all its objectives.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data acquisition across all reservoirs was completed in June 2001 and the data has been processed and incorporated into the reservoir models. By the end of June 2002 a total of 21 new wells had been drilled and completed and seven existing wells had been re-completed. Facilities engineering is effectively complete and the majority of equipment and bulk materials are now delivered at site. Overall construction progress is 54%, with 94% of all equipment at site and 64% already installed. First production remains scheduled for late 2003.

Following approvals the project has transitioned to implementation mode. Detailed engineering is in progress and contract and procurement packages are being tendered and awarded.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is on schedule. Commitments during the quarter ending June 2002 were US$66 million, with total commitments at June 2002 of US$275 million. Capital expenditure for the quarter was US$45 million. The project has completed its 12th month of an anticipated 32-month construction period. Forecast cost to completion is US$411 million.

Construction activities are ramping up on site with the completion of Engineering activities in Brisbane and the delivery of procured items of equipment to site. Mining equipment deliveries have commenced and some equipment is already in operation.

San Juan Underground, USA

Surface facilities construction for the project has been completed and the general contractor has demobilized. Development mining underground continues with 85% of the development complete. All major equipment has been received. The longwall has been erected on the surface and testing is nearly complete. Longwall installation underground will begin during mid July. Start-up of the longwall is expected by November 2002. Project spending is forecast to be on budget at US$146 million.

PETROLEUM DEVELOPMENT

Bream Pipeline, Australia (BHP Billiton 50%, non operated)

Offshore pipeline installation commenced in early June and is approaching completion. The HDD shore crossing was successfully completed mid-June, and onshore tie-in work has commenced. Materials for the first phase of modification work on the platform are ready for mobilization offshore, and platform preparation work commenced July 4th. First gas and gas-liquids production are scheduled for mid calendar 2003.

Laminaria Phase 2 Development, Australia (BHP Billiton 32.6%, non operated)

The project involves the drilling of two new infill subsea wells to accelerate production and access incremental reserves from the Laminaria oil field. Production from the project commenced in early June with initial daily production from the two wells at expected production forecast rates.

Carbon Steel Materials

Blackwater Integration Project, Australia (BHP Billiton 50%)

The project involves the creation of a single mining entity, combining the South Blackwater open cut operations with the Blackwater mine to produce an estimated 13.5 million tonnes of coking and thermal coal per year. As at the end of June, integration and construction activities are substantially complete and have been commissioned with the delivery of some further mining equipment the only outstanding activities. Now that the annualised production target of 13.5 milion tonnes has been met the project is essentially completed and is under the authorised capital budget US$64 million (BHP Billiton share US$32 million).

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 mtpa of raw coal resulting in 2.6 mtpa of coking coal and 1mtpa of thermal coal. The main customer for the coking coal is the Port Kembla steelworks located only 7km from the mine site.

Construction activities are underway at all of the three main sites covering the coal loading facilities (Kemira Valley), mine surface facilities (Dendrobium) and ventilation shaft. Underground tunnelling at both the Dendrobium and Kemira Valley locations commenced in May after the successful completion of both portals. Approximately US$55 million has been committed to date. The capital forecast and longwall startup schedule remain unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

Project approvals were achieved at the beginning of the quarter and the project has transitioned to implementation mode. The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$123 million (BHP Billiton share US$181 million).

Currently detailed engineering is in progress and contract and procurement packages are being tendered and awarded. During the quarter work has continued with the extraction and shipment of bulk sample material.

A joint venture has been signed with POSCO of South Korea for the development of the 'C Deposit" section of Mining Area C whereby POSCO will take a 20 per cent interest in the deposit.

Port & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The scope of the project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increase in sales of iron ore over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81mtpa by 2004. Further stages will provide for capacity levels to exceed 90 mtpa. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Hillside Expansion, South Africa

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002. At the end of June, earthworks and drainage were substantially completed and piling was well advanced. The initial civil works contracts have commenced and overall construction progress is at five per cent at the end of June. All long lead-time items of equipment have been ordered and all critical path activities are in place to allow for the first hot metal to be cast in April 2004. Commitments totalling approximately 60 per cent of the project budget of US$449 million have been made and the project is on schedule and budget.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

BHP Billiton and its joint venture partners in the Escondida copper mine in northern Chile continued development activities for the Escondida Phase IV development project during the quarter. The Phase IV expansion will increase ore processing capacity by 85 per cent resulting in an average additional copper production of 400,000 tonnes per annum (average total production of 1.2 million tonnes per annum) over the first five years.

The development has an estimated capital cost of US$1,045 million (BHP Billiton share US$600 million). The project continues to generally advance in accordance with the planned schedule. As of the end of June, construction had achieved 94 per cent complete against the plan of 91 per cent. Major unit operations are nearing mechanical completion and are advancing through the pre-commissioning phase. Of particular note is the turnover to operations of the Laguna Seca water reclaim, the new primary crusher, Coloso filter plant, and ship loading facilities at Coloso. Project mechanical completion is on track for September 2002 with full production expected to be achieved by April 2003.

Tintaya Oxide Project, Peru (BHP Billiton 99.9%)

Construction and commissioning of the Tintaya Oxide project was completed this quarter. The project achieved mechanical completion as defined in the contract with the EPCM contractor on 22 March 2002. This was 4 weeks and 2 days ahead of schedule. The project produced its first cathode in early April and reached design production levels in July, one month ahead of schedule. The project is currently being closed out and has been handed over to operations. The project was completed below budget with final capital cost of US$120 million versus a budget of US$138 million. The project also completed the entire construction phase without any lost time accidents in over 2.8 million manhours worked.

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 26 July 2002

Number 44/02

BHP BILLITON QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT ACTIVITIES

April 2002 – June 2002

This report covers exploration and development activities for the quarter ended 30 June 2002. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction Work on the 253,000 tonne per annum Mozal II aluminium smelter project continued with steady progress during the quarter and remains on schedule for initial production towards the end of 2003. On site earthworks, drainage and piling is completed, civil work is almost completed and structural steel erection is continuing as is building cladding. At the end of June 2002, overall construction progress had reached 41 per cent. The mobilisation of mechanical, electrical and instrumentation contractors continues with the first major equipment now being installed. Commitments totalling over 95 per cent of the project budget of US$860 million (BHP Billiton share US$405 million) have been made and the project remains within budget.

BHP Billiton manages the project on behalf of the share holders in Mozal S.A.R.L. who are BHP Billiton 47.11 per cent, Mitsubishi Corporation 25 per cent, IDC (South Africa) 24.04 per cent and the Government of Mozambique 3.85 per cent.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR ENDED	
		JUNE 2001	SEPT 2001	DEC 2001	MARCH 2002	**JUNE 2002**	**JUNE 2002**	JUNE 2001
EXPLORATION, TECHNOLOGY & NEW BUSINESS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
Ekati™, Canada								
Production (a)	('000 carats)	427	767	928	**932**	**1,023**	**3,650**	1,429

(a) Interest in Ekati™ increased from 51% to 80% effective July 2001.

02 SEP 13 AM 9:50

bhpbilliton

7 August 2002

For Announcement to the Market

Name of Company: BHP Billiton Limited

A.B.N: 49 004 028 077

Preliminary final statement for 12 months to 30/6/2002

This preliminary final statement includes the combined results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2002 compared with the year ended 30 June 2001.

The results are prepared in accordance with UK generally accepted accounting principles (GAAP) and presented in US dollars.

				$US Million
Revenues from ordinary activities	down	6.8%	to	17,778
Profit from ordinary activities after tax attributable to members	up	10.5%	to	1,690
Profit from extraordinary items after tax attributable to members				Nil
Net profit for the period attributable to members	up	10.5%	to	1,690

Results prepared under Australian GAAP are provided on page 26 of the attachment.

Dividends per share – BHP Billiton Limited:

Final dividend for current period (paid 3 July 2002)	US 6.5 cents fully franked
Interim dividend for current period	US 6.5 cents fully franked
Final dividend for previous corresponding period	AUD 12.6 cents fully franked *
Interim dividend for previous corresponding period	AUD 12.1 cents unfranked *

* Adjusted for the 29 June 2001 bonus issue.

This preliminary final statement was approved by the Board of Directors.

K J Wood
Company Secretary
BHP Billiton Limited

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 7 August 2002

Number 47/02

BHP BILLITON FULL YEAR RESULTS FOR THE YEAR ENDED 30 JUNE 2002

Please find attached BHP Billiton's full year results for the year ended 30 June 2002.

Karen Wood
Company Secretary

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON
FULL YEAR RESULTS FOR THE YEAR ENDED 30 JUNE 2002

- EBITDA robust at US$4.9 billion despite lower revenues.
- Operating cash flow (after interest and tax) maintained at US$3.9 billion despite difficult conditions.
- EBIT US$3.2 billion, attributable profit US$1.9 billion, earnings per ordinary share 32.1 US cents (all excluding exceptional items).
- Merger benefits of US$220 million delivered (before one-off costs).
- Steel demerger completed.
- Exploration successes for Petroleum.
- Quality portfolio offers more stable cash flows in an uncertain world economy.

Year ended 30 June	2002 US$M	2001 US$M	Change %
Turnover (1)	**17 778**	19 079	-6.8%
EBITDA (1)(2)(5)	**4 915**	5 299	-7.2%
EBIT (1)(3)(5)	**3 188**	3 627	-12.1%
Attributable profit			
- excluding exceptional items	**1 934**	2 189	-11.6%
- including exceptional items	**1 690**	1 529	10.5%
Operating cash flow including dividends from joint ventures and associates and after net interest and tax	**3 918**	3 837	2.1%
Basic earnings per share (US cents)			
- excluding exceptional items	**32.1**	36.8	-12.8%
- including exceptional items	**28.0**	25.7	8.9%
EBITDA interest coverage (times) (4)(5)	**11.0**	8.5	29.4%

(1) Including the Group's share of joint ventures and associates.
(2) EBITDA is profit before net interest, taxation, and depreciation and amortisation (excluding impairments).
(3) EBIT is profit before net interest and taxation.
(4) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.
(5) Excluding exceptional items.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP). Financial results prepared under Australian GAAP are provided on page 26.

All references to the corresponding period are to the year ended 30 June 2001.

PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 30 JUNE 2002

CHIEF EXECUTIVE'S REVIEW

The Merger

The merger of BHP Limited and Billiton Plc on 29th June 2001 established a new leader in the global resources sector, one seeking superior shareholder returns as the world's premier supplier of natural resources and related products and services. Merger integration via the "Dual Listed Companies" structure was swift, with the key business units being organised immediately into 6 Customer Sector Groups, supported by 2 marketing hubs - one in The Hague, and one in Singapore. Virtually from the outset, the executive group functioned as a unified team, and performed effectively in the challenging market conditions of the past year.

Along with the smooth integration, five highlights stand out:

- the successful demerger of BHP Steel;
- the approval of 12 new projects involving aggregated capital investments of US$2.9 billion;
- a string of remarkable successes by our Petroleum exploration teams;
- the delivery of merger benefits of $220 million (before one-off costs); and
- the publication of our Strategic Framework in April this year, which detailed the key value drivers which distinguish us from our competitors, the strategic imperatives which will realise our full potential, and 8 performance measures against which we have invited the market to judge us.

The financial results achieved by the management team during the 2002 financial year, BHP Billiton's first as a combined group, are set out below.

Stability and Growth

The central tenet of the BHP Billiton business model is that its diversified portfolio of high quality assets provides more stable cash flows and greater capacity to drive growth than the traditional resource cyclicals. The results of the past year provide striking support for that thesis. Despite price weakness in many of our products, despite currency fluctuations, and canny cut-backs at some of our major operations, our Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) held steady at around US$1.2 billion in every quarter. Aggregated over the year, EBITDA was US$4,915 million, down only 7.2% on last year's record level notwithstanding much weaker commodity markets.

Even more dramatic was the underlying stability of our operating cash flows (after interest and tax) which held steady at US$3,918 million, despite the generally lower prices.

These strong financials were reflected in other measures: EBITDA interest cover rose from 8.5 times in 2001 to 11.0 times in the reporting year; gearing (net debt to net debt plus equity) declined from 38.4% to 35.0%; and net debt at 30 June 2002 was US$6,822 million, a reduction of US$499 million over the year.

Our robust cash flows left us well placed to proceed methodically with the new growth projects that we flagged to shareholders at the time of the merger. A full list of projects approved this year, totalling US$2.9 billion, is attached.

The Income Statement

The difficult market conditions that prevailed throughout the year were reflected in Group turnover, which fell by 6.8% to US$17,778 million, due to lower commodity prices (for crude oil, aluminium, copper, nickel, chrome, alumina, silver and zinc), lower sales volumes (from Escondida (Chile), Tintaya (Peru), energy coal, crude oil at Bass Strait (Australia), Laminaria (Australia), Griffin (Australia), Samarco (Brazil), manganese and titanium minerals) and lower contributions from ceased and sold operations. These factors were partly offset by contributions from new and acquired operations (including the first full year's results from the various Rio Algom businesses, the energy coal operations in Colombia, the additional 29% interest in Ekati™ diamond mine (Canada) and the additional 56% interest in Worsley alumina refinery (Australia)).

Earnings before interest and tax (EBIT), excluding exceptional items, was US$3,188 million compared with US$3,627 million last year, a reduction of 12.1%. This decline was caused by the lower commodity prices, lower profits from ceased, sold and discontinued operations, increased exploration expenditure, and the impact of inflation on operating costs. Offsetting factors were profits from new and acquired operations, the favourable effect of exchange rate movements, lower price-linked costs, and increased profits from asset sales.

Net interest expense (before exchange gains on net debt) fell to US$429 million from US$625 million in the corresponding period. In fact, net interest including capitalised interest and excluding discounting on provisions, fell from US$625 million to US$445 million. That reduction of US$180 million (28.8%) was principally driven by an improved credit rating, lower average debt levels and lower market interest rates.

Exchange gains on net debt were US$180 million compared with US$149 million in the corresponding period, arising primarily on the year end translation of Rand denominated debt of companies which account in US dollars as their functional currency. The Rand depreciated by 21% during the current period compared with the 16% depreciation in the corresponding period. Approximately Rand 2.9 billion of debt was repaid during the year.

The tax charge for the year (excluding exceptional items) was US$958 million, representing an effective rate of 32.6%. Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 32.7%. This rate is above the nominal rate of 30%, mainly due to non tax-effected losses in the current year, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior year tax losses.

Attributable profit (excluding exceptional items) was US$1,934 million, down 11.6% from the US$2,189 million of last year. Basic earnings per share was 12.8% lower at 32.1 US cents.

Exceptional Items

Exceptional items totalling US$212 million (before tax) were expensed at year end. These included one-off costs of US$80 million relating to the merger and restructuring of the Group during the year.

Following a reassessment of the Group's asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Sulphide operations at Tintaya (Peru) have been suspended until at least January 2003. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

In June 2002 a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30% to 40%, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the full year's results. The tax effects of other exceptional items were a benefit of US$24 million.

After accounting for these exceptional items, the remaining attributable profit was US$1,690 million, 10.5% higher than the US$1,529 million of last year. Basic earnings per share, including exceptional items, was 28.0 US cents, 8.9% higher than the 25.7 US cents of the corresponding period.

Cash Flows

Capital expenditures and financial investment totalled US$2,621 million for the year. Expenditure on growth projects amounted to US$1,622 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico. Maintenance capital expenditure of US$859 million was US$31 million lower than in the previous year. Exploration expenditure was US$390 million, an increase of US$49 million.

Net cash outflow from acquisitions and disposals was US$38 million, including additional investments in Colombian coal assets and Ekati™, less the proceeds from the sale of PT Arutmin (Indonesia).

After dividend payments of US$811 million (up from US$751 million in the prior year), net cash flow (before management of liquid resources and financing) amounted to US$448 million. This inflow compares to an outflow of US$1,977 million in the corresponding period, which included the acquisitions of Rio Algom and the additional 56% interest in the Worsley alumina refinery.

Dividends

An interim dividend of 6.5 US cents per fully paid ordinary share was paid in December 2001 and a final dividend of 6.5 US cents per fully paid ordinary share was paid in July 2002, bringing the total for the year to 13.0 US cents. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

The corresponding period for BHP Billiton Limited shareholders included an unfranked interim dividend of 12.1 Australian cents per fully paid share (adjusted for merger bonus issue) and a fully franked final dividend of 12.6 Australian cents per fully paid share (adjusted for merger bonus issue).

The corresponding period for BHP Billiton Plc shareholders included an interim dividend of 4.0 US cents per share and a final dividend of 8.0 US cents per share.

Dividends for the BHP Billiton group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date were used for conversion.

Portfolio Management

The demerger of BHP Steel in July 2002 was a landmark event, severing a link of many decades. The outcome was embraced by both organisations, launching BHP Steel as an independent, world-class steel business and releasing BHP Billiton to focus on its upstream interests. Strong demand for the BHP Steel shares, which were sold through the Sale Facility to participants under the Retail and Institutional offers, took the final price to A$2.80 per BHP Steel share. The 6% retained by BHP Billiton and sold through the Sale Facility brought a cash benefit of US$75 million in July 2002. Accounting rules will see the difference between this selling price and the book value - some US$19 million - appear as a loss in the 2003 financial statements. BHP Billiton Plc shareholders received approximately 149 million bonus shares to match the demerger value distributed to BHP Billiton Limited shareholders.

During the year, we also finalised our responsible exit from the Ok Tedi copper mine in Papua New Guinea, in the process establishing a fund to support the future social and economic development of the people of Papua New Guinea and, in particular of the Western Province. We also announced the sale of our interest in the PT Arutmin Indonesia energy coal operations, and the acquisition, in conjunction with our partners, of the 50% interest in Cerrejon Zona Norte energy coal mine in Colombia, bringing our interest to 33%.

Capital Management

A US$2.5 billion syndicated multi-currency revolving facility was completed in September 2001. This facility replaced the US$1.2 billion credit facility of BHP Billiton Limited and the US$1.5 billion and US$1.25 billion credit facilities of BHP Billiton Plc. The facility includes a US$1.25 billion 364-day revolving credit component, and a US$1.25 billion five-year revolving credit component.

In October 2001, BHP Billiton increased its A$ Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, the Group issued A$1 billion in debt securities in two tranches: A$750 million of 7 year, 6.25% notes maturing August 2008; and A$250 million of 3 year, floating rate notes maturing November 2004. In addition a US$1.5 billion Euro Medium Term Note (EMTN) programme was established during June 2002.

In accordance with the announced share buyback program, BHP Billiton Limited re-purchased 4,134,622 shares during the year at a weighted average price of A$8.83 per share. The buyback program allows for the purchase of either BHP Billiton Limited or BHP Billiton Plc shares, up to a limit of 186 million shares.

Merger Benefits and Further Cost Savings

An important target announced at the time of the merger was the pursuit of ongoing benefits of US$270 million (before one-off costs) by the end of financial year 2003. Good progress was made towards this goal, with US$220 million being delivered in the year ended 30 June 2002. These benefits arose in a number of different areas, including Operating Excellence initiatives, strategic sourcing, changes to our marketing activities, access to lower cost finance and widespread operational savings. One-off costs of US$115 million were incurred to deliver the benefits, of which US$80 million has been expensed as an exceptional item.

A further target of US$500 million of cost savings and efficiency gains has been set for the next three years. A major part of this is expected to be delivered through the continuance of our Operating Excellence initiatives, together with savings from simplified structure and processes, economies of scale from centrally-focused marketing activities, and from productivity improvements at ongoing operations.

Exploration Progress for Petroleum

Our Petroleum exploration shows particular promise. We invested US$287 million in exploration and appraisal activities during the year, and were rewarded with a finding cost of US$1.59 per barrel of oil equivalent and a capitalisation rate of 47.4%. Both represent top tier performance.

In the Gulf of Mexico, appraisal wells at Mad Dog and Atlantis were successfully completed, leading to sanction of both projects. The near field discovery at Boris will be tied back to the Typhoon facility. Encouraging discoveries were made at Cascade and Neptune, and will now be further appraised.

In Trinidad, the Kairi and Canteen wells built on our original exploration success in the Angostura field and development work is well advanced to sanction this project during the coming year.

Further leases were acquired in both the Gulf of Mexico and Trinidad whilst new leases were obtained offshore Brunei, South Africa and Brazil.

Corporate Governance

From 1 July 2002, I assumed the role of CEO and Managing Director, replacing Paul Anderson who retired from his executive role on the same date, but who remains on the Board until completion of the Annual General Meetings in November 2002. The Board will pay him tribute at an appropriate function for his outstanding service to this Group.

Messrs. Ben Alberts, John Conde, Derek Keys and Barry Romeril retired from the Board at the end of June 2002. All four contributed much to the decisions of the Group, and particularly to those related to the merger.

The Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc will both be held on Monday 4 November 2002. The meetings will be held in Melbourne and in London simultaneously and will be linked by video.

Outlook

There is cause for concern about the global economy. Although OECD industrial production continues to post small monthly rises, it remains below the levels of a year ago. After some early gains, the US economy is struggling to maintain momentum; growth prospects across Europe remain subdued; and a rising Yen threatens to derail Japan's export led recovery. Business investment and non-residential construction remain weak in the developed economies. Only across Asia does production continue to improve, particularly in South Korea and China where annual growth is approaching eight percent.

In recent weeks extreme volatility in equity markets, falling business and consumer confidence, and heightened risk aversion have cast a pall over the global economic outlook. In reaction, the prices of many traded commodities have fallen to or near multi-month lows. In these circumstances, the executive team will concentrate on the sound management of our businesses, while remaining alert for opportunities that might arise from the turmoil.

Whilst our short-run profits may show volatility due to movements in foreign exchange rates, our accounting practices provide balance sheet stability and proper management of our costs over the long-run. Additionally, our diversified portfolio of high quality assets provides more stable cash flows, leaving us well placed to prosper where others might not.

EBIT

The following table details the approximate impact of major factors affecting EBIT for the year ended 30 June 2002 compared with the corresponding period.

	Total US$M	Merger benefits included US$M
EBIT for the year ended 30 June 2001	**3,627**	
Change in sales prices	(665)	20
Change in volumes	(165)	5
Price linked costs	270	
Inflation on costs	(210)	
Costs	80	110 (a)
New and acquired operations	185	15
Ceased, sold and discontinued operations	(255)	
Exchange rates	375	
Asset sales	45	
Exploration	(45)	
Other items	(54)	
EBIT for the year ended 30 June 2002	**3,188**	150 (b)

(a) Gross savings of US$145 million, net of one-off costs of US$35 million

(b) Other non-EBIT merger benefits totaling US$35 million were achieved during the year.

Prices

Lower prices for crude oil, aluminium, copper, nickel, chrome, alumina, diamonds, silver and zinc decreased turnover by approximately US$1,035 million. This decrease was partly offset by higher prices for metallurgical coal, energy coal, and gas prices which increased turnover by approximately US$370 million.

Volumes

Lower sales volumes from Base Metals, Carbon Steel Materials, petroleum products, Energy Coal and Titanium Minerals businesses were partly offset by higher sales volumes from the Stainless Steel Materials businesses, resulting in a net volume impact on EBIT of a loss of approximately US$165 million.

Costs

Cost reductions increased EBIT by approximately US$350 million compared with the corresponding period. Lower price linked costs of approximately US$270 million were mainly due to lower royalties and taxes for petroleum products together with lower costs for London Metals Exchange (LME) listed commodities partially offset by increased royalty costs at metallurgical coal operations mainly reflecting higher metallurgical coal prices.

Merger benefit initiatives generated net cost savings of approximately US$110 million during the year.

Costs increased at Escondida (Chile) mainly reflecting the decision to reduce production in response to weaker base metals markets and increased costs at metallurgical coal operations (Australia) and energy coal operations (New Mexico) were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay (UK) and Hillside (South Africa), primarily reflecting higher maintenance activities in the corresponding period, cost reductions at the Gulf of Mexico (US) petroleum operations mainly due to increased productivity, and savings at WA Iron Ore operations (Australia) due to lower port and rail costs.

Inflation increased costs by approximately US$210 million.

New and acquired operations

New and acquired operations increased EBIT by approximately US$185 million compared with the corresponding period mainly due to, commencement of production of petroleum from Typhoon (America), Zamzama (Pakistan) and Keith (North Sea), increased ownership interests in the Worsley alumina refinery (Australia) together with the fully commissioned Mozal aluminium smelter (Mozambique), the acquisition of an additional 29% interest in the Ekati™ diamond business, a full years contribution from Rio Algom base metals businesses and the first full year contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal (Colombia). These factors were partially offset by a downturn in the Integris (formerly Metals Distribution) (US) business compared with the corresponding period.

Ceased, sold and discontinued operations

Steel profits (excluding OneSteel Limited) reduced by approximately US$130 million. The corresponding period included contribution to EBIT of approximately US$125 million from a higher ownership interest in metallurgical coal (Queensland), the sale of Buffalo oilfield (Australia), spun-out steel operations (OneSteel Limited), and the Ok Tedi copper mine (PNG), partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian energy coal operations due to sale of the business in November 2001.

Foreign exchange

Foreign currency fluctuations had a favourable effect of approximately US$375 million mainly due to the impact of lower Rand/US$ (US$265 million) and A$/US$ (US$85 million) exchange rates on related operating costs and the conversion of monetary assets and liabilities, including provision balances, and reduced losses on legacy A$/US$ currency hedging.

Asset sales

Profits from asset sales were approximately US$45 million higher than the corresponding period mainly due to the profit on sale of PT Arutmin Energy Coal operations in Indonesia.

Exploration

Exploration charged to profit was approximately US$45 million higher than the corresponding period mainly due to the write-off of La Granja copper exploration activities (Peru), together with increased petroleum activity in the Gulf of Mexico.

CUSTOMER SECTOR GROUP SUMMARY

A detailed explanation of the factors influencing EBIT, including joint ventures and associates (excluding exceptional items) by Customer Sector Group, is as follows:

Aluminium

Aluminium contributed EBIT of US$492 million, down from US$523 million, a decrease of 5.9% compared with the corresponding period.

The EBIT reduction was mainly attributable to the lower average LME price for aluminium, down US$180 per tonne or 11.7%, and the decline in production from Alumar and Valesul (Brazil) due to power curtailments.

These factors were partially offset by higher alumina production from Worsley (Australia) following the acquisition of an additional 56% interest in January 2001 together with increased production and profits from the fully commissioned Mozal (Mozambique) aluminium smelter. Lower operating costs were mainly due to the decrease in LME linked production costs together with the favourable effect on related operating costs due to US dollar exchange rate movements against the South African Rand and Brazilian Real.

Base Metals

Base Metals contributed EBIT of US$200 million, down from US$462 million, a decrease of 56.7% compared with the corresponding period.

The EBIT reduction was mainly due to a significant decline in the average realised copper price to US$0.69/lb compared to US$0.78/lb in the corresponding period together with lower volumes at Escondida and Tintaya, reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets. In addition, the current period was adversely impacted by the write-off of the La Granja (Peru) exploration activities.

These factors were partly offset by a full year's contribution from the various Rio Algom operations (Cerro Colorado, Antamina and Highland Valley Copper) which were acquired in October 2000, as well as higher silver and lead volumes at the Cannington (Australia) silver mine resulting from a revision of the mine's production strategy.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$1,084 million, up from US$918 million, an increase of 18.1% compared with the corresponding period.

The increase in EBIT was attributable to increased volumes and higher prices for metallurgical coal, lower operating costs at Mt Whaleback (Australia) iron ore operations due to improved waste ore ratios, and improved operating performance over the year and lower capital expenditure (which is charged to profit) at Boodarie™ Iron (Australia). Operating costs across West Australian iron ore operations were further reduced by improved ship loading rates at Port Hedland (Australia), reflecting the successful application of the Operating Excellence methodology. The favourable effect of the lower A$/US$ and Rand/US$ exchange rates reduced related operating costs.

These factors were partially offset by higher costs at metallurgical coal operations in Queensland due to increased stripping costs at Goonyella, Blackwater, Saraji and Peak Downs, adverse roof conditions at Crinum between August 2001 and December 2001, together with higher royalty costs and higher demurrage costs. Reduced market demand for manganese ore and alloy products, as well as Samarco pellets, resulted in lower sales and prices for these commodities compared with the corresponding period.

On 26 March BHP Billiton declared "force majeure" on sales contracts and some supply contracts at the Boodarie™ Iron Plant. The declaration followed the temporary suspension of work at the plant following a tube failure in a gas re-heating furnace. Production re-commenced in one train on 18 July 2002, with the remaining three trains planned being progressively back on line during the September 2002 quarter.

Agreement was reached in May 2002 with Nippon Steel Corporation (Japan) and Kawasaki Steel Corporation (Japan) for the prices of Mt Newman (West Australia) Iron Ore from the period commencing 1 April 2002. The agreed prices are :-

- Mt Newman Fines – 28.28 US cents per dry long ton unit – a decrease of 2.4%.
- Mt Newman Lump – 36.13 US cents per dry long ton unit – a decrease of 5.0%.

Commercial terms have been settled for the majority of annually priced coking coal contracts relating to the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui coal operations in Queensland (Australia) and the BHP Billiton Illawarra coal operations (Australia):

- FOB prices for premium hard coking coals have increased to a range of US$48.00 – US$50.00/t across all markets, reflecting strong supply/demand fundamentals following the reduction in export volumes from a number of US operations in 2001/02.
- FOB prices for semi-soft and PCI coals have decreased to a range of US$32.00 - US$33.00/t across all markets. The lower prices largely reflect pressure from Chinese supply and a weaker thermal coal market.
- Volumes are expected to remain steady.

The majority of prices settled with customers are retrospective to 1 April 2002.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$3 million, down from US$72 million, compared with the corresponding period.

The EBIT reduction was driven by lower realised prices for nickel and cobalt by-product, down 17% and 33% respectively, together with lower prices for ferrochrome products due to producers liquidating stock holdings to reduce inventory levels. Ferrochrome prices were also adversely impacted by the devaluation of the South African Rand against the US dollar.

These factors were partly offset by the favourable effect of the lower Rand/US$ exchange rate on related operating costs and the favourable impact from nickel due to increases in production, mainly from the continued ramp-up of Cerro Matoso Line 2, which commenced production on 1 January 2001.

Energy Coal

Energy Coal contributed EBIT of US$536 million, up from US$382 million, an increase of 40.3% compared with the corresponding period.

The increase in EBIT was attributable to a significant increase in export market prices during the first six months of the year, with annual average prices well above prior periods despite a downturn in market conditions in the second half of the year. The benefit of higher priced longer term contracts offset the weakness in spot prices. The current period included the profit on disposal of PT Arutmin (Indonesia) effective 30 November 2001 together with the inclusion of profits from Cerrejon operations (Colombia). An overall reduction in unit cash costs were achieved through cost improvement initiatives despite inflationary pressure in South Africa and reduced production volumes predominantly in South Africa and the United States. In addition, a benefit was derived from the favourable effect of lower Rand/US$ exchange rates on related operating costs and net monetary liabilities.

These factors were partially offset by lower export volumes due to the disposal of PT Arutmin together with weakening of European markets after an unseasonably warm winter and low natural gas prices.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$272 million, up from US$188 million, an increase of 44.7% compared with the corresponding period.

The increase in EBIT was primarily due to increased profits from Ekati™ diamond mine (Canada) mainly reflecting the acquisition of an additional 29% interest in June 2001 together with increased production due to higher ore grade and higher recoveries of lower quality diamonds. The increase in carat production has been driven by the introduction of the Misery Pipe (higher grade and lower value stones) and the continued optimisation of the process plant. These factors were partially offset by lower diamond prices mainly due to a general downturn in the global economy and lower volumes from the titanium minerals operations primarily reflecting weaker market conditions in the US and Japan.

Petroleum

Petroleum contributed EBIT of US$1,073 million, down from US$1,407 million a decrease of 23.7% compared with the corresponding period.

The reduction in EBIT was due to a lower average realised oil price of US$22.58 per barrel compared to US$28.04 per barrel in the corresponding period together with a lower average realised liquefied petroleum gas (LPG) price US$214.62 per tonne compared to US$299.18 per tonne in the corresponding period. The current period was impacted by reduced crude oil volumes primarily due to natural field decline in the Laminaria, Bass Strait and Griffin oil fields, which were partially offset by infill programs in Bass Strait and Griffin. The corresponding period benefited from a gain on the sale of the Buffalo oil field in March 2001.

These factors were partly offset by inclusion of profits from the Typhoon (US) oil field and the Zamzama gas field (Pakistan), which commenced operations in July 2001 and March 2001 respectively. Natural gas volumes were higher than the corresponding period due to improved performance at Liverpool Bay (UK) together with the commencement of Zamzama operations.

During the year, BHP Billiton sanctioned two oil and gas projects in the Gulf of Mexico (US). The Mad Dog development (BHP Billiton 23.9%) will have a gross design capacity of 80,000 barrels of oil per day and 40 million standard cubic feet of gas per day and contains estimated reserves in the range 200 to 450 million barrels of oil equivalent (mmboe) gross. First production is expected by the end of 2004 calendar year. The Atlantis development (BHP Billiton 44%) has estimated gross proven and probable reserves of 575mmboe making it the third largest field in the Gulf of Mexico deepwater. First production is expected by the end of calendar year 2005.

Steel (Discontinued)

BHP Steel Limited (BHP Steel) legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002.

As at 30 June 2002, BHP Steel was a business unit of the BHP Billiton Group and its 2002 and comparative financial results are reflected in the BHP Billiton combined group results. However, the Steel Segment reported does not reflect the demerged BHP Steel results due to the Steel Segment being reported under UK GAAP, in US dollars.

Steel contributed EBIT of US$101 million, down from US$270 million, a decrease of 62.6% compared with the corresponding period.

The EBIT reduction was mainly due to lower international prices for steel products and the exclusion of operating profits from disposed businesses (primarily OneSteel Limited) which were included in the corresponding period.

These factors were partly offset by stronger Australian domestic demand for value added coated products and the profit on sale of the Australian and US strapping businesses.

Group & Unallocated Items

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was, US$242 million compared with US$235 million in the corresponding period.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$331 million compared with losses of US$360 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year.

GROWTH PROJECTS

BHP Billiton has committed approximately US$2.9 billion to new growth projects since the merger was consummated on 29 June 2001.

All references to production volumes and capital expenditure are BHP Billiton's share, unless otherwise stated.

Customer Sector Group	Project	Capital Expenditure US$M	Production	Completion
Aluminium	**Mozal 2 expansion** Mozambique BHP Billiton 47.1%	405	120,000 tonnes per annum of aluminium metal	Initial production late 2003
	Hillside 3 expansion South Africa BHP Billiton 100%	449	132,000 tonnes per annum of aluminium metal	Initial production mid 2004
Carbon Steel Materials	**Mining Area C** Australia BHP Billiton 85%	181	15 million tonnes per annum of iron ore by 2011 (100%)	Initial production late 2003
	Port & capacity expansion Australia BHP Billiton 85%	299	Increase in port capacity to 81 millions of tonnes per annum by 2004 (100%)	Late 2004
	Dendrobium Australia BHP Billiton 100%	170	5.2 million tonnes per annum of raw metallurgical coal	Initial production mid 2005
Energy Coal	**Mt Arthur North** Australia BHP Billiton 100%	411	12.1 million tonnes per annum of saleable energy coal	Initial production late 2003
Petroleum	**Mag Dog oil and gas field** US BHP Billiton 23.9%	335	20,000 boe/day	Initial production late 2004
	Atlantis oil and gas field US BHP Billiton 44%	355	66,000 boe/day	Initial production late 2005
	Gulf of Mexico transportation system US BHP Billiton 22-25%	100	Pipeline capacities (100%) Oil - 450,000 bbls per day Gas - 500,000 million standard cubic feet per day	Commissioning late 2004
	Minerva gas field Australia BHP Billiton 90%	123	150 terrajoules of gas per day	Initial production early 2004
	Zamzama gas field Pakistan BHP Billiton 47.5%	40	300 million cubic feet of gas per day	Initial production mid 2003
	Bream gas pipeline Australia BHP Billiton 50%	50	15 million bbls over 10 years	Initial production mid 2003
		2,918		

FINANCIAL INFORMATION

The financial information in this document for the year ended 30 June 2002 is unaudited, has been derived from the draft financial statements of BHP Billiton Plc and does not constitute the statutory accounts of BHP Billiton Plc for that year.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc's previous policy and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets. BHP Billiton's reporting currency is US dollars.

Concurrent with this change, the BHP Billiton Group has changed its policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to tangible fixed assets of foreign exchange losses of US$40 million. The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet figures and no prior period adjustment has been made.

In the opinion of the Directors, the financial information for the year ended 30 June 2002, presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles. The financial information for the year ended 30 June 2001 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2001 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985. The statutory accounts for the year ended 30 June 2002 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Annual General Meeting.

The combined results for the year ended 30 June 2002, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission in respect of dual listed companies. However, in contrast to UK GAAP, Australian regulatory requirements do not allow the combination of the results of BHP Billiton Limited with those of BHP Billiton Plc for periods prior to consummation of the DLC merger on 29 June 2001. Financial results prepared in accordance with Australian GAAP are provided on page 26.

Consolidated Profit and Loss Account

for the year ended 30 June 2002

	Note	Year ended 30 June 2002 Excluding Exceptional Items US$M	Exceptional Items (Note 1) US$M	Including Exceptional Items US$M	Year ended 30 June 2001 Excluding Exceptional Items US$M	Exceptional Items (Note 1) US$M	Including Exceptional Items US$M
Turnover (including share of joint ventures' and associates' turnover)	3	17 778	-	17 778	19 079	-	19 079
Less: share of joint ventures' and associates' turnover included above		(1 872)	-	(1 872)	(1 290)	-	(1 290)
Group turnover		15 906	-	15 906	17 789	-	17 789
- continuing operations		13 562	-	13 562	14 771	-	14 771
- discontinued operations	2	2 344	-	2 344	3 018	-	3 018
Net operating costs		(13 192)	(212)	(13 404)	(14 551)	(60)	(14 611)
Group operating profit		2 714	(212)	2 502	3 238	(60)	3 178
- continuing operations		2 655	(212)	2 443	3 005	(38)	2 967
- discontinued operations	2	59	-	59	233	(22)	211
Share of operating profit/(loss) of joint ventures and associates [a]		340	-	340	281	(634)	(353)
Operating profit (including share of profit of joint ventures and associates)		3 054	(212)	2 842	3 519	(694)	2 825
Income from other fixed asset investments - continuing operations		37	-	37	28	-	28
- discontinued operations	2	1	-	1	4	-	4
Profit on sale of fixed assets - continuing operations		13	-	13	71	128	199
- discontinued operations	2	15	-	15	1	-	1
Profit on sale of subsidiaries - continuing operations		68	-	68	4	-	4
Loss on termination of operations - continuing operations [b]		-	-	-	-	(430)	(430)
Merger transaction costs - continuing operations		-	-	-	-	(92)	(92)
Net interest and similar items payable - Group	4	(212)	-	(212)	(407)	(6)	(413)
- Joint ventures and associates	4	(37)	-	(37)	(63)	-	(63)
Profit before taxation	3	2 939	(212)	2 727	3 157	(1 094)	2 063
Taxation	5	(958)	(32)	(990)	(943)	132	(811)
Profit after taxation		1 981	(244)	1 737	2 214	(962)	1 252
Equity minority interests		(47)	-	(47)	(25)	302	277
Profit for the financial period (attributable profit)		1 934	(244)	1 690	2 189	(660)	1 529
Dividends to shareholders		(784)	-	(784)	(754)	-	(754)
Retained profit for the financial period		1 150	(244)	906	1 435	(660)	775
Earnings per ordinary share (basic) (US cents) [c]		32.1	(4.1)	28.0	36.8	(11.1)	25.7
Earnings per ordinary share (diluted) (US cents) [d]		32.1	(4.1)	28.0	36.6	(11.0)	25.6
Dividend per ordinary share							
BHP Billiton Plc (US cents)				13.0			12.0
BHP Billiton Limited (US cents)				13.0			
BHP Billiton Limited (Australian cents) [e]							24.7

[a] In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela (US$520 million).

[b] In the year ended 30 June 2001, the exceptional loss on termination of operations relates to the Ok Tedi copper mine.

[c] The calculation of basic earnings per ordinary share is based on earnings after tax and minority interests of US$1,690 million (30 June 2001: $1,529 million) and the weighted average number of ordinary shares outstanding of 6,029 million (30 June 2001: 5,944 million).

[d] The weighted average number of shares used for the calculation of diluted earnings per share has been adjusted for the effect of Restricted Share Scheme awards, Co-Investment Plan awards, Employee Share Plan options and Executive Share Scheme partly paid shares, to the extent they were dilutive at balance date. Performance based rights and options are excluded, except where an issue of shares is expected to occur.

[e] The BHP Billiton Limited dividend for the year ended 30 June 2001 was declared in Australian cents. The amounts shown above are adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 June 2002

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Attributable profit for the financial period	1 690	1 529
Exchange gains and losses on foreign currency net investments	25	(763)
Total recognised gains for the period	1 715	766

Consolidated Balance Sheet
as at 30 June 2002

		Note	As at 30 June 2002 US$M	As at 30 June 2001 US$M
Fixed assets				
Intangible assets	- goodwill		42	95
	- negative goodwill		(33)	(36)
			9	59
Tangible assets			20 179	19 231
Investments	- joint ventures		1 468	1 011
	- share of gross assets		2 902	2 816
	- share of gross liabilities		(1 434)	(1 805)
	- associates		85	58
	- loans to joint ventures and associates and other investments		987	911
			22 728	21 270
Current assets				
Stocks			1 457	1 675
Debtors			3 751	3 583
- amounts due within one year			2 554	2 547
- amounts due after one year			*1 197*	*1 036*
Investments			117	215
Cash including money market deposits		7	1 499	1 285
			6 824	6 758
Creditors: amounts falling due within one year			(6 229)	(5 235)
Net current assets			595	1 523
Total assets less current liabilities			23 323	22 793
Creditors: amounts falling due after more than one year			(5 987)	(7 054)
Provisions for liabilities and charges			(4 654)	(4 019)
Net assets			12 682	11 720
Equity minority interests			(326)	(380)
Attributable net assets			12 356	11 340
Capital and reserves				
Called up share capital - BHP Billiton Plc			1 160	1 160
Share premium account - BHP Billiton Plc			592	592
Contributed equity - BHP Billiton Limited			3 143	3 039
Profit and loss account			7 461	6 549
Equity shareholders' funds		6	12 356	11 340

Consolidated Statement of Cash Flows

for the year ended 30 June 2002

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Net cash inflow from Group operating activities (a)	**4 641**	4 805
Dividends received from joint ventures and associates	**149**	154
Interest paid	**(496)**	(587)
Dividends paid on redeemable preference shares	**(35)**	(69)
Interest received	**156**	132
Other dividends received	**38**	39
Dividends paid to minorities	**(20)**	(50)
Net cash outflow from returns on investments and servicing of finance	**(357)**	(535)
Taxes paid	**(606)**	(587)
Refund of taxes paid	**91**	-
Taxation	**(515)**	(587)
Available cash flow	**3 918**	3 837
Purchases of tangible fixed assets	**(2 481)**	(3 038)
Exploration expenditure	**(390)**	(341)
Disposals of tangible fixed assets	**200**	339
Purchase of investments and funding of joint ventures	**(182)**	(677)
Sale of investments and repayments by joint ventures	**232**	82
Capital expenditure and financial investment	**(2 621)**	(3 635)
Investment in subsidiaries	**(45)**	(1 567)
Sale of subsidiaries	**190**	372
Net cash acquired with subsidiary	**-**	117
Cash transferred on disposal	**(45)**	(61)
Investment in joint ventures	**(208)**	(482)
Disposal of joint ventures	**70**	193
Acquisitions and disposals	**(38)**	(1 428)
Equity dividends paid	**(811)**	(751)
Net cash flow before management of liquid resources and financing	**448**	(1 977)
Management of liquid resources	**157**	242
Debt due within one year – repayment of loans	**(1 344)**	(668)
Debt due within one year – drawdowns	**1 657**	849
Debt due after one year – repayment of loans	**(2 722)**	(998)
Debt due after one year – drawdowns	**2 318**	2 072
Finance lease obligations	**(28)**	(4)
Redeemable preference shares	**(423)**	(425)
Net cash (outflow)/inflow from debt and lease financing	**(542)**	826
Share buyback scheme - BHP Billiton Plc	**-**	194
Share repurchase scheme - BHP Billiton Limited	**(19)**	-
Issue of shares	**104**	743
Net cash (outflow)/inflow from financing	**(457)**	1 763
Increase in cash in the period	**148**	28

Consolidated Statement of Cash Flows (continued)

for the year ended 30 June 2002

Reconciliation of net cash flow to movement in net debt	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Increase in cash in the period	148	28
Cash flow from debt and lease financing	542	(826)
Cash flow from management of liquid resources	(157)	(242)
Change in net debt arising from cash flows	533	(1 040)
Money market deposits and loans acquired with subsidiaries	-	(665)
Exchange adjustments	(34)	476
Movement in net debt	499	(1 229)
Net debt at start of period	(7 321)	(6 092)
Net debt at end of period	(6 822)	(7 321)

(a) Net cash inflow from Group operating activities

Operating profit	2 502	3 178
Merger transaction costs	-	(92)
Depreciation and amortisation	1 727	1 672
Impairment of assets	272	34
Employee share awards	28	46
Net exploration charge (excluding impairment of assets)	243	250
Loss on sale of fixed assets	-	21
Payments relating to HBI Venezuela guarantee	-	(310)
Decrease in stocks	7	41
Increase in debtors	(346)	(141)
Increase in creditors	292	115
(Decrease)/increase in provisions	(119)	28
Other movements	35	(37)
Net cash inflow from Group operating activities	4 641	4 805

1. Exceptional items

Year ended 30 June 2002	Gross US$M	Tax US$M	Net US$M
Base Metals:			
Impairment of South West Copper assets	(171)	-	(171)
Reassessment of South West Copper closure provisions	70	-	70
Charges associated with suspension of Tintaya sulphide operations	(31)	9	(22)
Change in UK tax rate on petroleum operations	-	(56)	(56)
Merger restructuring costs and provisions	(80)	15	(65)
Total by category	**(212)**	**(32)**	**(244)**
Exceptional items by segment			
Aluminium	(4)	-	(4)
Base metals	(145)	10	(135)
Carbon steel materials	(6)	1	(5)
Stainless steel materials	(3)	-	(3)
Energy coal	(5)	1	(4)
Diamonds and specialty products	(6)	2	(4)
Petroleum	(4)	1	(3)
Group and unallocated items	(39)	9	(30)
Taxation	-	(56)	(56)
Total by customer sector group	**(212)**	**(32)**	**(244)**

Year ended 30 June 2001	Gross US$M	Tax US$M	Net US$M
Profit on sale of fixed assets (equalisation of Queensland Coal interests)	128	-	128
Termination of operations (Ok Tedi copper mine)	(430)	14	(416)
Merger transaction costs	(92)	-	(92)
Taxation (income tax audit)	-	(33)	(33)
Sale of Mozal II expansion rights [a]	61	(21)	40
Merger and other restructuring costs and provisions [a] [b]	(64)	16	(48)
Employee share awards accelerated by the merger [a]	(37)	10	(27)
Write down in carrying value of assets (Lakes Mines) [a]	(26)	6	(20)
Write down in carrying value of assets and provisions (HBI Venezuela) [c]	(520)	110	(410)
Write down in carrying value of assets (Columbus JV) [c]	(114)	30	(84)
Total by category	(1 094)	132	(962)
Exceptional items by segment			
Aluminium	53	(19)	34
Base metals	(8)	2	(6)
Carbon steel materials	126	2	128
Stainless steel materials	(123)	31	(92)
Energy coal	(34)	8	(26)
Diamonds and specialty products	(13)	3	(10)
Steel [b]	(22)	7	(15)
Group and unallocated items [d]	(1 067)	98	(969)
Net interest	(6)	-	(6)
Total by customer sector group	(1 094)	132	(962)

(a) Included in operating profit with the exception of charges of $6 million (no tax effect) of merger and other restructuring costs in 2001 which were charged against net interest and other similar items payable.
(b) Includes amounts attributable to discontinued operations of US$22 million (US$15 million after tax).
(c) Included in share of operating profit/(loss) of joint ventures and associates.
(d) Includes exceptional items in relation to HBI Venezuela and Ok Tedi which were previously reported in Carbon Steel Materials and Base Metals, respectively.

2. Discontinued Operations

Due to the demerger of the BHP Steel business in July 2002, BHP Steel's results have been reported as discontinued operations, together with the results of the OneSteel business which was demerged from BHP Billiton in October 2000.

The profit and loss impact of these businesses, as included in the BHP Billiton financial statements is detailed below. As BHP Billiton operate treasury and tax functions on a Group basis, disclosure of net interest and tax expense information for the BHP Steel results is not meaningful and has therefore not been included. These businesses comprise the majority of the Steel segment (refer Note 3).

Profit and Loss Account	2002 US$M	2001 US$M
Turnover (including share of joint ventures and associates)	**2 550**	3 213
Less: *share of joint ventures and associates turnover included above*	**(206)**	(195)
Group turnover	**2 344**	3 018
Net operating costs *	**(2 285)**	(2 807)
Group operating profit	**59**	211
Share of operating profit of joint ventures and associates	**11**	2
Operating profit *(including share of profit of joint ventures and associates)*	**70**	213
Income from other fixed asset investments	**1**	4
Profit on sale of fixed assets	**15**	1
Profit before net interest and taxation	**86**	218

* Included within operating costs in 2001 is a charge for exceptional items of US$22 million (before tax) relating to restructuring costs and provisions. There were no exceptional items in 2002.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

- A capital reduction and a transfer to BHP Billiton Limited shareholders of 94% of the shares in BHP Steel;
- A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and
- The sale by the BHP Billiton Group of the remaining 6% of BHP Steel shares held by the Group.

The impact of these steps (which have been recorded in July 2002) is:

- The BHP Billiton Group's capital was reduced by approximately US$1,501 million, including approximately US$19 million of costs directly associated with the demerger;
- A cash inflow of approximately US$369 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, together with US$75 million from the sale of the 6% of BHP Steel; and
- A loss of approximately US$19 million (no tax effect) relating to the sale of the 6% of BHP Steel.

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. The company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steel-making assets are the low-cost global scale Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (USA). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 balance sheet is provided below. In addition, the estimated net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group.

Balance Sheet	2002 US$M
Tangible Assets	**1 881**
Investments	**91**
Current Assets	**759**
Creditors falling due within one year	**(345)**
Creditors falling due after more than one year and provisions	**(495)**
	1 891
Equity minority interests	**(21)**
Attributable net assets as at 30 June 2002	**1 870**
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	**(294)**
Estimated attributable net assets of BHP Steel to be demerged	**1 576**

3. Segmental analysis by business

Turnover

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Aluminium	**2 857**	2 971
Base metals	**1 821**	1 719
Carbon steel materials	**3 306**	3 349
Stainless steel materials	**868**	994
Energy coal	**1 919**	1 982
Diamonds and specialty products	**1 480**	1 318
Petroleum	**2 815**	3 361
Steel	**2 785**	3 760
Group and unallocated items	**495**	209
Intersegment	**(568)**	(584)
	17 778	19 079

Profit before taxation

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Aluminium	**492**	523
Base metals	**200**	462
Carbon steel materials	**1 084**	918
Stainless steel materials	**3**	72
Energy coal	**536**	382
Diamonds and specialty products	**272**	188
Petroleum	**1 073**	1 407
Steel	**101**	270
Group and unallocated items	**(573)**	(595)
Exceptional items	**(212)**	(1 088)
	2 976	2 539
Net interest	**(249)**	(476)
	2 727	2 063

Net operating assets

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Aluminium	**4 727**	4 730
Base metals	**4 077**	3 795
Carbon steel materials	**2 573**	2 387
Stainless steel materials	**1 663**	1 736
Energy coal	**2 092**	1 986
Diamonds and specialty products	**1 620**	1 488
Petroleum	**2 865**	2 504
Steel	**2 044**	2 130
Group and unallocated items	**644**	956
	22 305	21 712

Trading activities included above

Turnover

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Aluminium	**881**	1 014
Base metals	**24**	13
Carbon steel materials	**22**	40
Stainless steel materials	**9**	6
Energy coal	**108**	100
Diamonds and specialty products	**823**	797
Petroleum	**-**	-
Steel	**-**	-
Group and unallocated items	**-**	-
	1 867	1 970

Profit before taxation

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Aluminium	**13**	14
Base metals	**-**	-
Carbon steel materials	**3**	1
Stainless steel materials	**1**	-
Energy coal	**4**	6
Diamonds and specialty products	**9**	23
Petroleum	**-**	-
Steel	**-**	-
Group and unallocated items	**-**	-
	30	44

3. Segmental analysis by business (continued)

A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration & Technology. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, are now included in Group and Unallocated Items. Comparatives have been restated accordingly.

4. Net interest and similar items payable

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
On bank loans and overdrafts	**(161)**	(236)
On all other loans	**(311)**	(339)
Finance lease and hire purchase interest	**(5)**	(9)
	(477)	(584)
Dividends on redeemable preference shares	**(39)**	(83)
Discounting on provisions	**(42)**	(39)
Less amounts capitalised	**58**	39
	(500)	(667)
Share of interest of joint ventures and associates	**(71)**	(94)
	(571)	(761)
Other interest receivable	**142**	136
	(429)	(625)
Exchange differences on net debt - Group	**146**	118
- Joint ventures and associates	**34**	31
	180	149
Net interest and similar items payable (a)	**(249)**	(476)

(a) Disclosed in the Consolidated Profit and Loss Account as:

Net interest and similar items payable - Group	**(212)**	(413)
- Joint ventures and associates	**(37)**	(63)
Net interest and similar items payable	**(249)**	(476)

5. Taxation

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Profit before taxation	**2 727**	2 063
Taxation on profit @ 30%	**818**	619
Permanent differences:		
Investment and development allowance	**(10)**	(19)
Non-tax effected capital gains	**(12)**	(63)
Recognition of prior year tax losses	**(103)**	(133)
Tax rate differential	**(1)**	57
Non-tax effected operating losses	**69**	47
Prior year adjustments / under or over provisions	**(23)**	5
Non-deductible accounting depreciation and amortisation	**54**	32
Foreign expenditure including exploration not presently deductible	**16**	57
Non-deductible dividends on redeemable preference shares	**13**	24
South African secondary tax on companies	**48**	46
Foreign exchange gains and other translation adjustments	**(2)**	(113)
Tax rate changes	**59**	(22)
Investment and asset impairments	**32**	176
Non-deductible merger transaction costs	**-**	28
Other permanent differences	**32**	70
Permanent differences	**172**	192
Timing differences	**(218)**	50
Current taxation charge for the period	**772**	861
Timing differences	**218**	(50)
Taxation charge for the period (including exceptional items)	**990**	811

6. Reconciliation of movements in shareholders' funds

	Year ended 30 June 2002 US$M	Year ended 30 June 2001 US$M
Profit for the financial period	**1 690**	1 529
Other recognised gains and losses	**25**	(763)
Total recognised gains	**1 715**	766
Dividends	**(784)**	(754)
Issue of ordinary shares for cash	**104**	744
Capital reduction on OneSteel spin-out	**-**	(650)
Share buy-back scheme - BHP Billiton Plc	**-**	194
- BHP Billiton Limited	**(19)**	-
Transfer to profit and loss account (goodwill)	**-**	4
Net movement in shareholders' funds	**1 016**	304
Shareholders' funds at start of period	**11 340**	11 036
Shareholders' funds at end of period	**12 356**	11 340

7. Analysis of movement in net debt

	As at 1 July 2001 US$M	Acquisitions & disposals US$M	Cashflow US$M	Other non-cash movements US$M	Exchange movements US$M	As at 30 June 2002 US$M
Cash at bank and in hand	836	(45)	411	-	(3)	1 199
Overdrafts	(287)	-	(218)	-	(4)	(509)
	549	(45)	193	-	(7)	690
Redeemable preference shares	(890)	-	423	-	17	(450)
Finance lease obligations	(63)	-	28	-	-	(35)
Other debt due within one year	(1 432)	-	(313)	(574)	43	(2 276)
Other debt due after one year	(5 934)	-	404	574	(95)	(5 051)
	(8 319)	-	542	-	(35)	(7 812)
Money market deposits	449	-	(157)	-	8	300
	(7 321)	(45)	578	-	(34)	(6 822)
The balance sheet movement in cash including money market deposits is as follows:						
Cash at bank and in hand	836	(45)	411	-	(3)	1 199
Money market deposits	449	-	(157)	-	8	300
	1 285	(45)	254	-	5	1 499

BHP Billiton Group Financial Results under Australian GAAP

Year ended 30 June 2002	**US$ Million**
Revenue from ordinary activities	
Sales	15 896
Other revenue	1 166
	17 062
Profit from ordinary activitites before depreciation, amortisation and borrowing costs	4 852
Deduct: Depreciation and amortisation	1 753
Borrowing costs	449
Profit from ordinary activities before tax	2 650
Deduct: Tax expense attributable to ordinary activities	955
Net profit	1 695
Outside equity interests in net profit	(47)
Net profit attributable to members of combined BHP Billiton Group	**1 648**
Basic earnings per fully paid ordinary share (cents)	27.3

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2002 have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC). Australian regulatory requirements do not allow the combination of the results of BHP Billiton Limited with those of BHP Billiton Plc for periods prior to consummation of the DLC merger on 29 June 2001.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Limited Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2001, except as noted below.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc's previous policy and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets. BHP Billiton's reporting currency is US dollars.

Concurrent with this change, the BHP Billiton Group has changed its policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of property, plant and equipment. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to property, plant and equipment of foreign exchange losses of US$40 million.

The results are subject to audit.

bhpbilliton

NEWS RELEASE

Release Time Immediate
Date 8 August 2002
Number 49/02

BHP BILLITON ANNOUNCES CHINA LIQUEFIED NATURAL GAS DEAL

BHP Billiton has been advised through Australian diplomatic channels that the North West Shelf Venture in Western Australia (NWS) has been selected as the preferred liquefied natural gas (LNG) supplier to Phase 1 of the Guangdong LNG Terminal and Trunkline Project ("Guangdong LNG Project").

Under the deal, the NWS Venture will supply three million tonnes per annum (mtpa) of LNG over a 25 year period to satisfy the Phase 1 requirements of the Guangdong LNG Project, China's first LNG import project. Subject to finalising commercial arrangements, and approval by the Chinese Government of the Guandong LNG Project Feasibility Study, supply will begin from the NWS Venture in 2005.

Following the execution of sales and purchase agreements with the NWS Sellers, it is also proposed that:

- The China National Offshore Oil Company ("CNOOC") will have the opportunity to acquire a participating interest in the NWS Venture gas reserves and production that will supply gas to Guandong. A proposal has been made that will allow CNOOC to become a full member of the joint venture that will be created for LNG supply to China; and
- The NWS Venture and the Chinese shipping companies, COSCO and China Merchants will establish ship owning and ship management companies for LNG transport to Guandong. Two to three LNG ships will be required to services the China trade route.

The Guangdong LNG Project involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases. Phase 1 of the Guangdong LNG Project involves the construction of an LNG import terminal, a 300 km pipeline along the eastern side of the Pearl River delta in Guangdong Province and a branch pipeline to Hong Kong. In Phase 2, the pipeline will be extended around the western side of the Pearl River delta. The estimated level of investment for Phases 1 and 2 of the Project is US$850 million.

President and CEO BHP Billiton Petroleum Philip Aiken, the North West Shelf Owners' Representative for the China LNG bid said that the outcome reinforces Australia's position as a competitive, reliable and secure supplier of LNG to the Asia Pacific region.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

"We are delighted that the Chinese authorities have selected the NWS Venture to supply LNG to Phase 1 of the Guangdong LNG Project," Mr Aiken said.

"We see this as a further endorsement of the NWS Venture's reputation as a world-class LNG exporter and we very much look forward to working with the Chinese authorities in the years ahead.

BHP Billiton Chairman Don Argus and BHP Billiton CEO and Managing Director Brian Gilbertson joined in expressing their appreciation of the important role played by the Commonwealth Government, particularly the Prime Minister John Howard and the Department of Foreign Affairs and Trade and the Western Australian Government in securing this contract.

The NWS Venture is currently constructing a fourth LNG processing train at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia, and a second trunkline from the North Rankin A Platform to shore. First LNG from the fourth train is scheduled for mid-2004.

BHP Billiton is yet to be officially notified of the Chinese announcement

BHP Billiton's equity in the North West Shelf Project is 16.67 per cent.

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 9 August 2002

Number 50/02

BHP BILLITON CONFIRMS CHINA LIQUEFIED NATURAL GAS DEAL

BHP Billiton advises that it has received official confirmation of the selection of the North West Shelf Venture (NWS) as the preferred gas supplier to the first phase of the Guangdong LNG Terminal in China.

The notification was received from the Guangdong LNG Terminal and Trunkline Project Joint Executive Office by means of a facsimile dated 8th August. The communication to Arthur Dixon, President of ALNG (Australia LNG) was signed by Zhao Xiuguang, Director, Joint Executive Office, Guangdong LNG Terminal and Trunkline Project

BHP Billiton has a 16.67% equity interest in the NWS

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 12 August 2002

For Release: 7.00 a.m., 13 August 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 8 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 9,898 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £2.9225 per share. BHP Billiton Plc was notified of the transaction on 12 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 692,380 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 9 August 2002

Number 50/02

BHP BILLITON CONFIRMS CHINA LIQUEFIED NATURAL GAS DEAL

BHP Billiton advises that it has received official confirmation of the selection of the North West Shelf Venture (NWS) as the preferred gas supplier to the first phase of the Guangdong LNG Terminal in China.

The notification was received from the Guangdong LNG Terminal and Trunkline Project Joint Executive Office by means of a facsimile dated 8th August. The communication to Arthur Dixon, President of ALNG (Australia LNG) was signed by Zhao Xiuguang, Director, Joint Executive Office, Guangdong LNG Terminal and Trunkline Project

BHP Billiton has a 16.67% equity interest in the NWS

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

bhpbilliton

Date 13th August 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel: +44 20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST

5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 0.41%	7.	Number of shares/amount of stock disposed	8.	Percentage of issu[e] 10

9.	Class of security ORDINARY US$0.50	10.	Date of transaction 8 AUGUST 2002	11.	Date company informed 12 AUGUST 2002

12.	Total holding following this notification 154,782,898	13.	Total percentage holding of issued class following this notification **6.27%**

14.	Any additional information	15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**		
	Date of notification 12 AUGUST 2002		

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 08 August 2002		
BHP Billiton plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**154,782,898**	**6.27%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	73,652,642.88	2.98%
• Capital International Limited	21,759,125.00	0.88%
• Capital International S.A.	18,326,245.00	0.74%
• Capital International, Inc.	11,767,366.00	0.48%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton plc As of 08 August 2002 Capital Guardian Trust Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	11,201,919
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,105,181
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,714,830
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	756,785
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	14,044,103
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,034,283
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	2,053,272
Citibank London 11 Old Jewry London EC2R 8D8 UK	1,022,102

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,876,578
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	61,405
MSS Nominees Limited Midland Bank plc Mariner House, Pepys LondonEC3N 4DA	84,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	50,871
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,473,767
TOTAL	**73,652,643**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	479,548
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	5,559,148
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,075,876
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,301,254
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	497,535
Citibank London 11 Old Jewry London EC2R 8D8 UK	487,105
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,755,519
State Street Bank & Trust Co.	1,120,484
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	314,794
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	410,490
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	930,365
Mellon Bank N.A. London Branch London United Kingdom	561,816
Northern Trust AVFC South Africa	114,832
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469

Bank One London	882,472
Clydesdale Bank plc	541,115
TOTAL	**21,759,125**

Capital International S.A.	
Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	675,299
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,737,761
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	25,754
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,379
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,845
Citibank London 11 Old Jewry London EC2R 8D8 UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,685

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,729,571
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,385
Citibank NA Toronto	73,433
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	944,654

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	437,405
TOTAL	**18,326,245**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,133,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	863,730
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,140,261
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	392,814
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8D8 UK	18,305
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	821,915

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	322,568
State Street Bank & Trust Co.	452,199
Citibank	78,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	173,715
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	42,569
Chase Manhattan Nominee Ltd. Australia	38,469
TOTAL	**11,767,366**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

13 August 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of last notice	14 June 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is BHP Billiton Employee Share Plan Pty Ltd on trust for Mr Anderson
Date of change	9 August 2002
No. of securities held prior to change	Nil
Class	Ordinary fully paid shares in BHP Billiton Limited
Number acquired	114 765
Number disposed	
Value/Consideration	$9.2787
No. of securities held after change	114 765 indirect 901 129 direct 1 015 894
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase following the exercise by Mr Anderson of 50,000 Performance Rights
Any additional information	Mr Anderson holds 901 129 ordinary shares in BHP Billiton Limited in his own name. This holding remains unchanged.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	1 000 000 Performance Rights (PR's) on 26.2.99 (no change)
Period during which or date on which exercisable	The PR's became exercisable quarterly (25 000) upon completion of service conditions and annually (100 000) on fulfilment of performance conditions. On cessation of executive office on 1 July 2002 all of the remaining PR's (400 000) became exercisable. Mr Anderson has voluntarily requested that 100 000 of the PR's issued in relation to the year ended 30 June 2002 remain subject to performance conditions.
Total amount paid (if any) for the grant	Nil

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Description of securities involved: Class; number	Each PR constitutes a right to acquire (after adjustment to take account of the spin off of OneSteel Limited in October 2000, the bonus issue on 5 July 2001 and the spin off of BHP Steel on 1 July 2002) 2.2953 ordinary shares in BHP Billiton Limited.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	The 400 000 remaining PR's are rights to 918 120 ordinary shares in BHP Billiton Limited. In addition, Mr Anderson holds 1 000 000 (maximum) options over 2 065 100 ordinary shares in BHP Billiton Limited. **There is no change to report in respect of these options**.
Any additional information	

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 13 August 2002

For Release: 7.00 a.m., 14 August 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 12 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 11,521 Ordinary shares of US$0.50 in BHP Billiton Plc, and sold 6,741 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of R48.3274 per share. BHP Billiton Plc was notified of the transaction on 13 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 674,118 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 14 August 2002

Number 51/02

BHP BILLITON ISSUES REVISED ALUMINIUM CUSTOMER SECTOR GROUP SUPPLEMENTARY INFORMATION

BHP Billiton will today post amended supplementary information relating to its full year results for the year ended 30 June 2002 to its website at BHPBilliton.com.

The amended information relates to the Aluminium Customer Sector Group ('CSG') and is recorded on page 2 of the supplementary information. A copy is attached to this press release for reference. The amendments cover the breakdown of turnover, EBITDA and EBIT in the 2002 year between the components of the Aluminium CSG together with an amendment to the split between sustaining and growth capital expenditure. The Aluminium CSG totals for turnover, EBITDA, EBIT and capital expenditure, and all other figures previously reported for depreciation & amortisation, net operating assets and exploration are unchanged.

As a result of these amendments, the table titled 'Trading activities included above: Turnover' in note 3 to the Preliminary Profits Announcement of 7 August titled, 'Segmental analysis by business', will also change. A copy is attached to this press release for reference. The amendment relates to the turnover of the Aluminium CSG in this table that in turn will affect the total figure for this table.

The change between growth and sustaining capital expenditure for the Aluminium CSG will result in a change to the group total numbers from US$ 1,962 million growth and US$ 859 million sustaining to US$ 1930 million growth and US$ 891 million sustaining. Total capital expenditure for the group of US$ 2,821 million remains unchanged.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Customer Sector Group Results - Full Year Comparison

ALUMINIUM

Year ended 30 June 2002

	US$ Million							
	Turnover	EBITDA [(1)]	Depn & amortisation	EBIT [(2)]	Net Operating assets [(3)]	Capex [(4)(5)]	Exploration gross	Exploration to profit
Alumina	661	278	106	172	2 210	37		
Aluminium	1 396	435	128	307	2 517	254		
Intra-divisional adjustment	(206)	-	-	-	-	-		
Third party products	1 006	13	-	13	-	-		
Total	2 857	726	234	492	4 727	291	-	-

Year ended 30 June 2001

	US$ Million							
	Turnover	EBITDA [(1)]	Depn & amortisation	EBIT [(2)]	Net Operating assets [(3)]	Capex [(5)]	Exploration gross	Exploration to profit
Alumina	520	260	72	188	2 190	1 525		
Aluminium	1 566	447	126	321	2 540	110		
Intra-divisional adjustment	(129)	-	-	-	-	-		
Third party products	1 014	14	-	14	-	-		
Total	2 971	721	198	523	4 730	1 635	1	1

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(4) Capex in aggregate comprises US$230 million growth and US$61 million sustaining.
(5) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Production ('000 tonnes)	2002	2001	Change %
Alumina	3 942	2 938	34.2
Aluminium	992	984	0.8

NOTES TO THE ACCOUNTS

3. Segmental analysis by business (Extract)

Trading activities included above Turnover	Year Ended 30 June 2002 US$M	Year Ended 30 June 2001 US$M
Aluminium	1 006	1 014
Base Metals	24	13
Carbon Steel Materials	22	40
Stainless Steel Materials	9	6
Energy Coal	108	100
Diamonds and Specialty Products	823	797
Petroleum	-	-
Steel	-	-
Group and unallocated items	-	-
	1 992	1 970

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 15 August 2002

For Release: 7.00 a.m., 16 August 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 14 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 17,160 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £2.86 per share. BHP Billiton Plc was notified of the transaction on 15 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 656,958 shares as potential beneficiaries of the Trust.

Ends

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange**
Date:	**16 August 2002**
For Release:	**7.00 a.m., 19 August 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 15 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 380 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £2.96 per share and transferred a further 101,599 Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of the transaction on 16 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 554,979 shares as potential beneficiaries of the Trust.

Ends

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange**
Date:	**19 August 2002**
For Release:	**7.00 a.m., 20 August 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 16 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 11,175 Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of the transaction on 19 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 543,804 shares as potential beneficiaries of the Trust.

Ends

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange**
Date:	**13 August 2002**
For Release:	**7.00 a.m., 14 August 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 12 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 11,521 Ordinary shares of US$0.50 in BHP Billiton Plc, and sold 6,741 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of R48.3274 per share. BHP Billiton Plc was notified of the transaction on 13 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 674,118 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 14 August 2002

Number 51/02

BHP BILLITON ISSUES REVISED ALUMINIUM CUSTOMER SECTOR GROUP SUPPLEMENTARY INFORMATION

BHP Billiton will today post amended supplementary information relating to its full year results for the year ended 30 June 2002 to its website at BHPBilliton.com.

The amended information relates to the Aluminium Customer Sector Group ('CSG') and is recorded on page 2 of the supplementary information. A copy is attached to this press release for reference. The amendments cover the breakdown of turnover, EBITDA and EBIT in the 2002 year between the components of the Aluminium CSG together with an amendment to the split between sustaining and growth capital expenditure. The Aluminium CSG totals for turnover, EBITDA, EBIT and capital expenditure, and all other figures previously reported for depreciation & amortisation, net operating assets and exploration are unchanged.

As a result of these amendments, the table titled 'Trading activities included above: Turnover' in note 3 to the Preliminary Profits Announcement of 7 August titled, 'Segmental analysis by business', will also change. A copy is attached to this press release for reference. The amendment relates to the turnover of the Aluminium CSG in this table that in turn will affect the total figure for this table.

The change between growth and sustaining capital expenditure for the Aluminium CSG will result in a change to the group total numbers from US$ 1,962 million growth and US$ 859 million sustaining to US$ 1930 million growth and US$ 891 million sustaining. Total capital expenditure for the group of US$ 2,821 million remains unchanged.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

***

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor and Media Relations
Tel: +44 207 747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Customer Sector Group Results - Full Year Comparison

ALUMINIUM

Year ended 30 June 2002

	US$ Million							
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Net Operating assets [3]	Capex [4][5]	Exploration gross	Exploration to profit
Alumina	661	278	106	172	2 210	37		
Aluminium	1 396	435	128	307	2 517	254		
Intra-divisional adjustment	(206)	-	-	-	-	-		
Third party products	1 006	13	-	13	-	-		
Total	2 857	726	234	492	4 727	291	-	-

Year ended 30 June 2001

	US$ Million							
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Net Operating assets [3]	Capex [5]	Exploration gross	Exploration to profit
Alumina	520	260	72	188	2 190	1 525		
Aluminium	1 566	447	126	321	2 540	110		
Intra-divisional adjustment	(129)	-	-	-	-	-		
Third party products	1 014	14	-	14	-	-		
Total	2 971	721	198	523	4 730	1 635	1	1

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(4) Capex in aggregate comprises US$230 million growth and US$61 million sustaining.
(5) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Production ('000 tonnes)	**2002**	**2001**	**Change %**
Alumina	3 942	2 938	34.2
Aluminium	992	984	0.8

NOTES TO THE ACCOUNTS

3. Segmental analysis by business (Extract)

Trading activities included above **Turnover**	**Year Ended 30 June 2002 US$M**	Year Ended 30 June 2001 US$M
Aluminium	**1 006**	1 014
Base Metals	**24**	13
Carbon Steel Materials	**22**	40
Stainless Steel Materials	**9**	6
Energy Coal	**108**	100
Diamonds and Specialty Products	**823**	797
Petroleum	**-**	-
Steel	**-**	-
Group and unallocated items	**-**	-
	1 992	1 970

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange**
Date:	**15 August 2002**
For Release:	**7.00 a.m., 16 August 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 14 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 17,160 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £2.86 per share. BHP Billiton Plc was notified of the transaction on 15 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 656,958 shares as potential beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 16 August 2002

For Release: 7.00 a.m., 19 August 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 15 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 380 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £2.96 per share and transferred a further 101,599 Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of the transaction on 16 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 554,979 shares as potential beneficiaries of the Trust.

Ends

Issued by: **BHP Billiton Plc**

To: **London Stock Exchange**

Date: **19 August 2002**

For Release: **7.00 a.m., 20 August 2002**

Contact: **Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 16 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 11,175 Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of the transaction on 19 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 543,804 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

Date 22nd August 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson
Tel: **+44 (0)20 7747 3976**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company **BHP BILLITON PLC**	2.	Name of shareholder having a major interest **PLC NOMINEES PTY LIMITED**
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **NOTIFICATION REFERS TO A NON-BENEFICIAL INTEREST**	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **N/A**

5.	Number of shares/amount of stock acquired **540,360,860**	6.	Percentage of issued class **21.89%**	7.	Number of shares/amount of stock disposed **N/A**	8.	Percentage of issued class **N/A**

10

9.	Class of security **ORDINARY US$0.50**	10.	Date of transaction **A NUMBER OF TRANSACTIONS SINCE 24 DECEMBER 2002 ACCUMULATED IN THE TOTAL INTEREST DISCLOSED**	11.	Date company informed **21 AUGUST 2002**

12.	Total holding following this notification **540,360,860**	13.	Total percentage holding of issued class following this notification **21.89%**

14.	Any additional information **PLC NOMINEES PTY LIMITED IS NOMINEE FOR SHAREHOLDERS IN SOUTH AFRICA WHO HOLD THEIR SHARES VIA THE STRATE ELECTRONIC SETTLEMENT SYSTEM FOR SHARES ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA**	15.	Name of contact and telephone number for queries **INES WATSON** **+44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**		

Date of notification 21 August 2002

Enquiries: Company Monitoring and Enquiries; UK Listing Authority